Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-64454

Prospectus Supplement to Prospectus dated August 28, 2001.

17,109,948 Shares

Common Stock

       The common stock is listed on the New York Stock Exchange under the symbol “SLR”. The last reported sale price of the common stock on May 5, 2004 was $5.00 per share.

       See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$4.850	$82,983,247.80
Underwriting discount(1)	$0.075	$1,283,246.10
Proceeds, before expenses, to Solectron	$4.775	$81,700,001.70

(1)	In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed upon with such purchasers.

       Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on May 11, 2004.

Goldman, Sachs & Co.

Prospectus supplement dated May 6, 2004.

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and Goldman, Sachs & Co. has not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUPPLEMENT SUMMARY

       This summary only highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before purchasing the common stock. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information.” When used in this prospectus supplement, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Solectron Corporation and its subsidiaries.

Solectron Corporation

       We provide electronics supply chain services to original equipment manufacturers (OEMs) around the world. These companies contract with us to build their products or to obtain services related to product development, manufacturing and post-production requirements. In most cases, we build and service products that carry the brand names of our customers.

       We serve several electronics products and technology markets. Much of our business is related to the following products:

•	Computing equipment, including workstations, notebooks, desktops, servers, storage systems and peripherals;

•	Networking equipment such as routers and switches that move traffic across the Internet;

•	Telecommunications equipment;

•	Consumer products such as high-end cellular phones, set-top boxes, personal/ handheld communications devices and home game consoles;

•	Automotive electronics systems and components, including audio and navigation systems, system control modules, pressure sensors and switches, and actuators and body electronics;

•	Semiconductor and test equipment, including wafer fabrication equipment controls, process automation equipment and home appliance electronics controls;

•	Medical products such as X-ray equipment, ultrasound fetal monitors, MRI scanners, blood analyzers, ECG patient monitors, surgical robotic systems, HPLCs, spectrometers, and laser surgery equipment; and

•	Other electronics equipment and products.

       Our customers include many of the world’s leading technology companies, such as Cisco Systems, Ericsson, Hewlett-Packard, IBM, Lucent Technologies, NEC, Nortel Networks, Sony and Sun Microsystems.

       We have a comprehensive range of services designed to meet customer supply chain needs throughout the product life cycle. Our services include:

•	Collaborative design support and design for manufacturability;

•	New product introduction engineering services;

•	Supply chain design and sourcing;

•	Prototyping;

•	Product testing;

•	Full product manufacturing, including printed circuit board assembly and complete product systems assembly;

•	Materials purchasing and supply base management;

•	Product fulfillment services, including packaging, distribution and installation; and

•	Product repair and warranty service.

       We bring these services together to provide integrated solutions for customers in electronics and technology markets. By utilizing our services, customers gain cost, time and quality advantages that help improve their competitiveness and enable them to focus on their core competencies of sales, marketing, and research and development.

Divestitures

       During the first quarter of our fiscal 2004, as a result of a review of our portfolio of businesses, we committed to a plan to divest three non-strategic businesses in addition to the divestiture of four non-strategic businesses we had previously announced. As a result of this decision, we reported the financial results of these businesses as discontinued operations in our quarterly report on Form 10-Q for the period ended November 30, 2003. We have reissued, in an updated format, certain of our historical consolidated financial statements in connection with the provision of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and Rule 3-01 of Regulation S-X under the Securities Act of 1933 as included in our current report on Form 8-K, filed on February 9, 2004, which report is incorporated by reference into this prospectus.

       As part of our plan to divest non-strategic businesses, as of the date of this prospectus, the following have occurred since January 13, 2004:

       On January 31, 2004, we completed the sale of our DY4 Systems business to Curtiss-Wright Corporation.

       On February 12, 2004, we signed a definitive agreement to sell SMART Modular Technologies, Inc., a leading manufacturer of memory and communications products for the computing, networking and telecommunications industries, and its other affiliated SMART Modular Technologies companies to Texas Pacific Group, Francisco Partners and Shah Management. On April 16, 2004, we completed the sale of SMART Modular Technologies.

       On March 22, 2004, we signed a definitive agreement to sell our Stream International call center business to the parent company of ECE Holdings, Inc. On April 14, 2004, we completed the sale of our Stream International call center business.

       On March 23, 2004, we signed a definitive agreement to sell our Kavlico sensor products business to Schneider Electric, an international manufacturer of electrical distribution, industrial control and automation equipment.

Recent Developments

       On April 8, 2004, we commenced an early settlement offer to exchange up to 41.8 million, or 95%, of our outstanding 7.25% Adjustable Conversion-Rate Equity Security Units for common stock and cash. The offer expired at midnight, New York City time, on Wednesday, May 5, 2004. Based on a preliminary count, we have been advised by the exchange agent that 41,429,202 of the 7.25% Adjustable Conversion-Rate Equity Security Units (including 2,702,254 equity security units delivered pursuant to guaranteed deliveries), or approximately 94% of the total units outstanding, were validly tendered and not withdrawn in response to the offer. In accordance with the terms of the early settlement offer, we have accepted for exchange all of the validly tendered Adjustable Conversion-Rate Equity Security Units at a purchase price per unit of 2.5484 shares of our common stock and cash in the amount of $1.97. The final results of the early settlement offer will be announced promptly after verification by the exchange agent.

       We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 847 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500 and our internet address is www.solectron.com. The information contained or incorporated in our website is not a part of, or incorporated into, this prospectus supplement or the accompanying prospectus and should not be relied upon in making a decision of whether or not to invest in our securities.

The Offering

Issuer	Solectron Corporation

Shares of our common stock offered by us	17,109,948 shares

Common stock outstanding immediately following this offering	855,895,039 shares

Use of proceeds	We will use all of the net proceeds from this offering to fund a portion of the cash consideration to be paid as part of our early settlement offer for our 7.25% Adjustable Conversion-Rate Equity Security Units, which expired at midnight on May 5, 2004.

New York Stock Exchange symbol	“SLR”

       The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of April 30, 2004. This number of shares does not include the following:

•	56.6 million shares of common stock subject to options outstanding under our stock option plans, and 67.9 million shares of common stock available for future grant under our stock option and employee stock purchase plans as of February 28, 2004;

•	65.9 million shares of our common stock issuable upon conversion of our outstanding convertible debt securities, not including the 7.25% Adjustable Conversion-Rate Equity Security Units, as of February 28, 2004;

•	approximately 105.6 million shares of our common stock to be issued as the stock consideration to be paid as part of our early settlement offer for our 7.25% Adjustable Conversion-Rate Equity Security Units; and

•	approximately 6.5 million shares of our common stock reserved for issuance upon the settlement of the embedded purchase contracts on the 7.25% Adjustable Conversion-Rate Equity Security Units not tendered in our early settlement offer.

Summary Consolidated Financial Data

       The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, which are incorporated into this prospectus supplement and the accompanying prospectus by reference. The summary information as of and for the year ended August 31, 2001 through the year ended August 31, 2003 was derived from our Current Report on Form 8-K filed February 9, 2004, which was issued to reflect the reclassification of our discontinued operations. The summary financial information for the six months ended February 28, 2003 and 2004 was derived from our unaudited condensed consolidated statements of operations for the periods included in our Form 10-Q for the period ended February 28, 2004. This historical information is not necessarily indicative of the results to be expected in the future.

				Six Months Ended
	Year Ended August 31,			February 28,

	2001	2002	2003	2003	2004

	(In millions, except per share data)
Statement of Operations Data:
Net sales	$17,436.9	$10,738.7	$9,828.3	$5,027.7	$5,584.2
Cost of sales	16,186.4	10,233.8	9,386.3	4,802.3	5,325.6

Gross profit	1,250.5	504.9	442.0	225.4	258.6
Operating expenses:
Selling, general and administrative	703.5	658.2	566.1	298.3	223.9
Restructuring and impairment costs	510.9	3,293.6	2,235.7	140.4	100.6
Acquisition Costs	23.9	—	—	—	—
Goodwill Amortization	138.4	—	—	—	—

Operating loss	(126.2)	(3,446.9)	(2,359.8)	(213.3)	(65.9)
Interest income	115.0	61.1	26.8	14.8	6.0
Interest expense	(174.8)	(238.8)	(207.1)	(109.0)	(88.3)
Other income — net	60.0	104.8	52.4	51.5	9.3

Operating loss from continuing operations before income taxes	(126.0)	(3,519.8)	(2,487.7)	(256.0)	(138.9)
Income tax expense (benefit)	(35.9)	(449.0)	532.1	(84.8)	3.0

Loss from continuing operations	(90.1)	(3,070.8)	(3,019.8)	(171.2)	(141.9)
Discontinued operations:
Loss from discontinued operations	(31.7)	(57.6)	(330.0)	(2.2)	(42.0)
Income tax expense (benefit)	1.7	(18.2)	112.2	8.3	3.9

Loss from discontinued operations	(33.4)	(39.4)	(442.2)	(10.5)	(45.9)

Net loss	(123.5)	(3,110.2)	(3,462.0)	(181.7)	(187.8)
Per Share Data:
Basic and diluted net loss per share:
Continued operations	$(0.14)	$(3.93)	$(3.65)	$(0.21)	$(0.17)
Discontinued operations	(0.05)	(0.05)	(0.53)	(0.01)	(0.06)

Basic and diluted net loss per share	(0.19)	(3.98)	(4.18)	(0.22)	(0.23)

Shares used to compute basic and diluted net loss per share	641.8	780.9	827.7	825.9	834.6

February 28,
2004

(In millions,
except per
share data)
Balance Sheet Data
Cash, cash equivalents and short-term investments(1)(2)	$1,839.9
Working capital(1)(3)	2,066.3
Property and equipment, net(1)	740.4
Total assets(1)(4)	6,381.4
Total debt(1)	3,252.4
Stockholders’ equity	1,307.0
Book value per share(5)	1.56

(1)	Continuing operations only.

(2)	Includes $464.3 million of restricted balances.

(3)	Working capital for continuing operations excludes the current assets and current liabilities of discontinued operations of $485.2 million and $316.3 million, respectively.

(4)	Excludes assets from discontinued operations of $598.1 million.

(5)	Book value per share is calculated using approximately 838.3 million shares.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

       The following unaudited consolidated pro forma data presents the effects on our financial data of:

(i) the consummation of the early settlement offer for our 7.25% Adjustable Conversion-Rate Equity Security Units, which expired at midnight on May 5, 2004, assuming, based on a preliminary count, that 41,429,202 of the outstanding equity security units (or approximately 94% of the outstanding equity security units) are exchanged for 105,578,178 shares of common stock and $81.6 million of cash. The impact of the exchange would reduce interest expense as reflected in the pro forma statement of operations and other data by $78.5 million for the year ended August 31, 2003 and $38.7 million for the six months ended February 28, 2004. Based on the tender of 41,429,202 equity security units, our common shares outstanding would increase by 105,578,178 shares; and

(ii) this offering, which will increase our common shares outstanding by 17,109,948 shares.

       The operating results and other data below is presented as if the early settlement offer and this offering occurred at the beginning of each respective period. The balance sheet data is presented as though the early settlement offer and this offering occurred on February 28, 2004. All pro forma income tax effects are assumed at zero percent based on our U.S. effective tax rate. The pro forma statement of operations data does not include a loss that we expect to incur as a result of the early settlement offer which is estimated to be between $80 million and $110 million, depending upon a number of factors. The actual loss will not be finalized until the final participation in early settlement offer is determined.

	Year Ended		Six Months Ended
	August 31, 2003		February 28, 2004

	Actual	Pro Forma	Actual	Pro Forma

	(In millions, except per share data)
Statement of Operations Data:
Net sales	$9,828.3	$9,828.3	$5,584.2	$5,584.2
Cost of sales	9,386.3	9,386.3	5,325.6	5,325.6

Gross profit	442.0	442.0	258.6	258.6
Operating expenses:
Selling, general and administrative	566.1	566.1	223.9	223.9
Restructuring and impairment costs	2,235.7	2,235.7	100.6	100.6

Operating loss	(2,359.8)	(2,359.8)	(65.9)	(65.9)
Interest income	26.8	26.8	6.0	6.0
Interest expense	(207.1)	(128.6)	(88.3)	(49.6)
Other income — net	52.4	52.4	9.3	9.3

Operating loss from continuing operations before income taxes	(2,487.7)	(2,409.2)	(138.9)	(100.2)
Income tax expense	532.1	532.1	3.0	3.0

Loss from continuing operations	(3,019.8)	(2,941.3)	(141.9)	(103.2)
Discontinued operations:
Loss from discontinued operations	(330.0)	(330.0)	(42.0)	(42.0)
Income tax expense	112.2	112.2	3.9	3.9

Loss from discontinued operations	(442.2)	(442.2)	(45.9)	(45.9)

Net loss	(3,462.0)	(3,383.5)	(187.8)	(149.1)

Per Share Data:
Basic and diluted net loss per share:
Continued operations	$(3.65)	$(3.09)	$(0.17)	$(0.11)
Discontinued operations	(0.53)	(0.47)	(0.06)	(0.05)

Basic and diluted net loss per share	(4.18)	(3.56)	(0.23)	(0.16)

Shares used to compute basic and diluted net loss per share	827.7	950.4	834.6	957.3

	February 28, 2004

	Actual	Pro Forma

	(In millions, except
	per share data)
Balance Sheet Data (February 28, 2004):
Cash, cash equivalents and short-term investments(1)(2)	$1,839.9	$1,840.0
Working capital(1)(3)	2,066.3	2,066.4
Property and equipment, net(1)	740.4	740.4
Total assets(1)(4)	6,381.4	6,364.7
Total debt(1)	3,252.4	2,233.2
Stockholders’ equity	1,307.0	2,305.5
Book value per share(5)	1.56	2.40

(1)	Continuing operations only.

(2)	Includes $464.3 million of restricted balances.

(3)	Working capital for continuing operations excludes the current assets and current liabilities of discontinued operations of $485.2 million and $316.3 million, respectively.

(4)	Excludes assets from discontinued operations of $598.1 million.

(5)	Book value per share is calculated using approximately 838.3 million and 961.0 million shares, respectively.

RISK FACTORS

       In considering whether to purchase the common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, which supersede the risk factors described in the accompanying prospectus and the documents incorporated by reference prior to the date hereof. You should carefully review the information in this prospectus supplement and the accompanying prospectus about the common stock.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

       As a result of the recent economic downturn in the United States and internationally, and reduced capital spending as well as end-market demand, our customers’ and, therefore, our sales have declined significantly from prior years. In particular, we depend on the telecommunications and computing industries, where the decline began in the second quarter of fiscal 2001. If there were to be continued or resumed weakness in these industries or any further deterioration in the business or financial condition of our customers, it could have a material adverse impact on our business, operating results and financial condition. In addition, if the economic conditions in the United States and the other markets we serve worsen, we may experience a material adverse impact on our business, operating results and financial condition.

We have significant debt leverage and debt service obligations.

       For the fiscal year ended August 31, 2003 and the six months ended February 28, 2004, we had a deficiency of earnings to fixed charges from continuing operations of approximately $2.5 billion and $138.9 million, respectively. The deficiencies are primarily due to our operating losses. For this purpose, “earnings” represents (1) loss before tax expense (benefit) and before adjustments for minority interests, plus (2) fixed charges (excluding capitalized interest), plus (3) amortization of capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, plus (2) capitalized interest, plus (3) an interest factor attributable to rentals under our operating leases.

       As of February 28, 2004, we had approximately $971 million of short-term indebtedness, primarily consisting of our obligations under our 3.25% Liquid Yield Option Notes (LYONs®) due 2020 (which the holders will have the right to require us to repurchase on May 20, 2004) and approximately $2.3 billion of long-term indebtedness (excluding current maturities), after giving effect to this offering on an as adjusted basis. We will require substantial amounts of cash to fund scheduled payments of principal and interest on this outstanding indebtedness, as well as future capital expenditures and any increased working capital requirements.

       We have repurchased substantially all of the 2.75% LYONs® due 2020 and the 4.0% LYONs® due 2019 leaving only a portion of our 3.25% LYONs® due 2020 outstanding. Based on the aggregate amount outstanding on February 28, 2004, holders of our 3.25% LYONs® will have the option to require us to repurchase their securities on May 20, 2004 in an amount of $587.46 per $1,000 principal amount at maturity for a total of approximately $953 million. While we have the right to satisfy these obligations with shares of our common stock, because this could result in significant dilution to our stockholders, which in turn could significantly reduce our earnings per share, we have chosen to satisfy these obligations with cash. Satisfying these obligations with cash, however, could impair our liquidity.

       In addition, the entire principal amount of $500 million of our 9.625% senior notes issued in February 2002 will become due on February 15, 2009 and the entire $150 million principal amount of our 7.375% senior notes will become due on March 1, 2006. The principal amount of $450 million of our 0.5% senior notes is due on February 15, 2034, unless we elect or are required to purchase them on or after February 20, 2011, we are required to purchase them on each of February 15, 2011, 2014, 2019, 2024 and 2029, or the holders of the notes elect to convert them into our common stock.

       We continue to explore opportunities and strategies to address our capitalization and liquidity needs. These may include refinancing or repurchasing outstanding indebtedness and/or seeking to exchange equity or debt securities for outstanding indebtedness.

       Our three-year $250 million credit facility, under which there was no debt outstanding as of February 28, 2004, remains in effect.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

       Our ability to meet our cash requirements (including our debt service obligations) is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet our cash requirements from operations, we would be required to fund these cash requirements by alternative financings. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures, or could limit our flexibility in planning for, or reacting to, changes and opportunities in the electronics manufacturing industry, which may place us at a competitive disadvantage. There can be no assurance that we will be able to obtain alternative financing, that any such financing would be on acceptable terms, or that we would be permitted to do so under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

We may not be able to sell excess or obsolete inventory to customers or third parties, which could have a material adverse impact on our financial condition.

       The majority of our inventory purchases and commitments are based upon demand forecasts that our customers provide to us. The customers’ forecasts, and any changes to the forecasts, including cancellations, may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of the customers’ revised needs, or that become obsolete.

       We generally enter into supply agreements with our significant customers. Under these supply agreements, the extent of our customer’s responsibility for excess or obsolete inventory related to raw materials that were previously purchased or ordered to meet that customer’s demand forecast is defined. If our customers do not comply with their contractual obligations to purchase excess or obsolete inventory back from us and we are unable to use or sell such inventory, our financial condition could be materially harmed.

       Some of our customers are in the telecommunications industry, an industry that in recent years has experienced declining revenue, large losses, negative cash flows, and several bankruptcies or defaults on borrowing arrangements. In the past, some of our customers have defaulted on their obligation to purchase inventory back from us. There is a risk that, in the future, these or other customers may not purchase inventory back from us despite contractual obligations, which could harm our financial condition if we are unable to sell the inventory at carrying value. In addition, enforcement of these supply agreements may result in material expenses, delays in payment for inventory and/or disruptions in our customer relationships.

       We are responsible for excess and obsolete inventory resulting from inventory purchases in excess of inventory needed to meet customer demand forecasts at the time the purchase commitments were made, as well as any inventory purchases not made pursuant to the customer’s responsibility under our supply agreements. For inventory that is not the customer’s responsibility, provisions are made when required to reduce any such excess or obsolete inventory to its estimated net realizable value, based on the quantity of such inventory on hand, our customers’ latest forecasts of production requirements, and our assessment of available disposition alternatives such as use of components on other programs, the ability and cost to return components to the vendor, and our estimates of resale values and opportunities. These assessments are necessarily based upon various assumptions and market conditions which are subject to rapid change, and/or which may ultimately prove to be inaccurate. Any material changes in our assumptions or market conditions could have a significant effect on our estimates of net realizable value, could necessitate material changes in our allowances for excess and obsolete inventory, and could have a material adverse impact on our financial condition. In addition, in the normal course of business, bona fide disagreements may arise over the amount and/or timing of such claims, and in order to avoid litigation expenses, collection risks, or disruption of customer relationships, we may elect to settle such disputes for lesser amounts than we believe we should be entitled to recover. In all of these instances, we must bear the economic loss of any such excess or obsolete inventory, which could have a material adverse impact on our financial condition. For example, we recorded a charge of $76 million related to excess and obsolete inventory during the second quarter of fiscal 2003, and there can be no assurance that similar charges at lesser or greater levels will not be necessary in future periods.

We could be adversely affected by an unfavorable outcome in certain existing lawsuits related to our obsolete inventory recognition in which we are defendants.

       We are currently defendants in certain existing lawsuits including purported lawsuits that allege securities law violations related to our obsolete inventory recognition, including the Northern District of California securities class action litigation entitled In re Solectron Corp. Securities Litigation, Case No. C-03-0986 CRB (originally filed in March 2003 as Abrams v. Solectron Corp., et al.), and the consolidated shareholder derivative lawsuits entitled Lifshitz v. Cannon et al., Case No. CV815693, filed in the Santa Clara County, California Superior Court in March 2003. We believe the plaintiff’s allegations in these litigations are without merit, and we have been defending ourselves and our officers and directors vigorously against these and other lawsuits in which we are engaged. However, there can be no assurance that the outcome of any of these lawsuits will be favorable to us and, if the outcome is unfavorable to us, they may have a material adverse effect on our business, financial condition and results of operations. In April 2004, we and the insurer resolved, under terms not material to us, the lawsuit entitled Ronald Sorisho v. Solectron Corporation, et.al., Santa Clara California Case No. CV811243, which previously had been disclosed in our SEC filings.

Our substantial debt could have material adverse consequences.

       Our substantial debt could have material adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures and other cash requirements;

•	increase our vulnerability to adverse economic and industry conditions;

•	make it more difficult or impossible for us to make payments on indebtedness or obligations;

•	limit our flexibility in planning for, or reacting to, changes and opportunities in, the electronics manufacturing industry, which may place us at a competitive disadvantage; and

•	limit our ability to incur additional debt on acceptable terms, if at all.

       If we and our subsidiaries incur substantial additional indebtedness in the future, the related risks that we and they now face could intensify.

The agreements governing our existing and future debt contain and will contain various covenants that limit our discretion in the operation of our business.

       The agreements and instruments governing our existing and future debt and our secured credit facility contain and will contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur debt;

•	incur or maintain liens;

•	redeem and/or prepay debt;

•	make acquisitions of businesses or entities;

•	make investments, including loans, guarantees and advances;

•	make capital expenditures;

•	engage in mergers, consolidations or certain sales of assets;

•	engage in transactions with affiliates;

•	pay dividends or engage in stock redemptions; and

•	enter into certain restrictive agreements.

       Our secured credit facility, under which no amounts were borrowed as of February 28, 2004, is secured by a pledge of all of the capital stock of our material domestic subsidiaries, 65% of the capital stock of certain of our material foreign subsidiaries, certain of our intercompany loans and certain additional assets, including inventory, accounts receivable and equipment of us and our domestic subsidiaries. The covenants governing our secured credit facility also restrict the operations of certain of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us.

       Our ability to comply with covenants contained in our secured credit facility and other indebtedness to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under our other indebtedness, which could have a material adverse effect on our financial condition. We obtained amendments related to the minimum cash interest coverage ratio covenants applicable to various debt and lease agreements, and as a result of such waivers, we were in compliance with all applicable covenants as of February 28, 2004.

       Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Most of our net sales come from a small number of customers; if we lose any of these customers, our net sales could decline significantly.

       Most of our annual net sales come from a small number of our customers. Our ten largest customers accounted for approximately 62% and 61% of net sales from continuing operations in the second quarter of fiscal 2004 and the fiscal year ended August 31, 2003, respectively. Some of these customers individually account for more than ten percent of our annual net sales. Any material delay, cancellation or reduction of orders from these or other major customers could, if not offset by increased orders from others, cause our net sales to decline significantly, and we may not be able to reduce the accompanying expenses at the same time. We cannot guarantee that we will be able to retain any of our largest customers or any other accounts, or that we will be able to realize the expected revenues under existing or anticipated supply agreements with these customers. Our business, market share, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, retain existing customers, realize expected revenues under existing and anticipated supply agreements, as well as on the financial condition and success of our customers and their customers.

       Net sales may not improve, and could decline, in future periods if there is continued or resumed weakness in customer demand, particularly in the telecommunications and computing sectors, resulting from worldwide economic conditions. In addition, in connection with our efforts to improve our gross margins, we are engaged in pricing discussions with certain customers on specific programs where we feel we are presently under-compensated for the services and value that we provide. Where we are not able to reach mutual agreement with a customer on price adjustments, we have mutually agreed with the customer to transition the business in question to a new supplier. While we believe our disengagement from specific programs with certain customers will ultimately advance our efforts to return to sustained profitability, there can be no assurance that such disengagements will not result in a loss of significant revenue, a lowering of our capacity utilization at affected sites, and other adverse financial effects.

Our customers may cancel their orders, change production quantities or locations, or delay production.

       To remain competitive, EMS companies must provide increasingly rapid product turnaround, at increasingly competitive prices, for their customers. We generally do not have long-term contractual commitments from our top customers. As a result, we cannot guarantee that we will continue to receive any net sales from our customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons outside our control. Many of our customers’ industries have experienced a significant decrease in demand for their products and services, as well as substantial price competition. The generally uncertain economic condition of several of our customers’ industries has resulted, and may continue to result, in some of our customers delaying purchases of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations by reducing the volumes of products manufactured by us and delivered in that period. Furthermore, delays in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization in those periods would result in lower gross margins. In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers, if unanticipated or not properly executed, could result in various inefficiencies and costs, including excess capacity and overhead at one facility and capacity constraints and related strains on our resources at the other, disruption and delays in product deliveries and sales, deterioration in product quality and customer satisfaction, and increased manufacturing and scrap costs.

Our strategic relationships with major customers create risks.

       In the past several years, we completed several strategic transactions with OEM customers. Under these arrangements, we generally acquired inventory, equipment and other assets from the OEM, and leased (or in some cases acquired) their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. There has been strong competition among EMS companies for these transactions, and this competition may continue to be a factor in customers’ selection of their EMS providers. These transactions contributed to a significant portion of our past revenue growth, as well as to a significant portion of our more recent restructuring charges and goodwill and intangible asset impairments. While we do not anticipate our acquisitions of OEM plants and equipment in the near future to return to the levels at which they occurred in the recent past, there may be occasions on which we determine it to be advantageous to complete acquisitions in selected geographic and/or industry markets. As part of such arrangements, we would typically enter into supply agreements with the divesting OEMs, but such agreements generally do not require any minimum volumes of purchases by the OEM and the actual volume of purchases may be less than anticipated. Arrangements which may be entered into with divesting OEMs typically would involve many risks, including the following:

•	we may pay a purchase price to the divesting OEMs that exceeds the value we are ultimately able to realize from the future business of the OEM;

•	the integration into our business of the acquired assets and facilities may be time-consuming and costly;

•	we, rather than the divesting OEM, would bear the risk of excess capacity;

•	we may not achieve anticipated cost reductions and efficiencies;

•	we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions; and

•	if demand for the OEM’s products declines, the OEM may reduce its volume of purchases and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs, we might find it appropriate to close, rather than continue to operate, the facility, and any such actions would require us to incur significant restructuring and/or impairment charges.

       As a result of these and other risks, we may be unable to achieve anticipated levels of profitability under such arrangements and they may not result in material revenues or contribute positively to our earnings. Additionally, other OEMs may not wish to obtain logistics or operations management services from us.

If we are unable to manage our divestitures and any future acquisitions, and cost-effectively run our operations and dispose of non-strategic assets, our profitability could be adversely affected.

       While we may consider future acquisitions of companies and strategic assets on a selective basis, subject to compliance with any restrictions that may exist under certain of our financing instruments, we are presently focused on divestiture activity. We are in the process of divesting certain parts of our current operations that we do not believe to be strategic or synergistic to our primary business focus, and we believe such divestitures, if successfully and timely completed at the presently anticipated valuations and without undue disruption of operations, present us with the opportunity to improve our liquidity and reduce our interest and operating expenses.

       In order to achieve anticipated revenue and other financial performance targets, we must continue to manage our assets and operations efficiently while simultaneously preparing parts of our operations for divestiture. Our divestiture activities are expected to place a heavy strain on various personnel and management resources, and must be carefully managed in order to avoid or minimize disruptions in the business operations of the affected businesses, customer relations and cash flows, and to enable us to maximize the value which we may be able to realize from the divestitures. There can be no assurance that such divestiture activities will be able to be consummated without an adverse impact on the near-term operations of the affected businesses or on Solectron as a whole. Any failure to successfully manage and consummate the divestitures in a timely manner could harm our financial condition and results of operations, as well as adversely impact the realizable value of the divested operations. In addition, there can be no assurance that we will be successful in realizing the presently anticipated benefits from our divestiture activities, as such transactions involve significant risks and uncertainties with respect to valuation of the entities to be divested, particularly given the potential disruption of operations inherent in the divestiture process, and may result in significant costs, expenses and charges that may significantly reduce the value that we may realize in connection with the anticipated divestiture transactions. In the event we fail to consummate a divestiture, we may need to incur restructuring charges.

       Our ability to manage and integrate any future acquisitions will require successful integration of such acquisitions into our manufacturing and logistics infrastructure, and may require enhancements or upgrades of accounting and other internal management systems and the implementation of a variety of procedures and controls. We cannot guarantee that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. In addition, we may experience inefficiencies from the management of geographically dispersed facilities and incur substantial infrastructure and working capital costs. We incurred approximately $73.6 million and $603.2 million of restructuring and impairment costs relating to continuing operations in the second quarter of fiscal 2004 and during the fiscal year ended August 31, 2003, respectively. See also the Risk Factor entitled “If we incur more restructuring-related charges than currently anticipated, our financial condition and results of operations may suffer.”

Notwithstanding our divestiture of certain businesses, we will remain subject to certain indemnification obligations for a period of time after completion of the divestitures.

       The sale agreements for each of our divested businesses contains indemnification provisions under which we may be required to indemnify the buyer of the divested business for liabilities, losses, or expenses arising out of breaches of covenants and certain breaches of representations and warranties relating to the condition of the business prior to and at the time of sale. While we believe, based upon the facts presently known to us, that we have made adequate provision for any such potential indemnification obligations, it is possible that other facts may become known in the future which may subject us to claims for additional liabilities or expenses beyond those presently anticipated and provided for. Should any such unexpected liabilities or expenses be of a material amount, our finances could be adversely affected.

Possible fluctuation of operating results from quarter to quarter and factors out of our control could affect the market price of our securities.

       Our quarterly earnings and/or stock price may fluctuate in the future due to a number of factors including the following:

•	differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity printed circuit boards and systems assembly services have lower gross margins than low volume/complex printed circuit boards and systems assembly services;

•	our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

•	the amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	our customers’ demand for our products and their ability to take delivery of our products and to make timely payments for delivered products;

•	our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	our ability to offer technologically advanced, cost-effective, quick response, manufacturing services;

•	fluctuations in the availability and pricing of components;

•	timing of expenditures in anticipation of increased sales;

•	cyclicality in our target markets;

•	fluctuations in our market share;

•	expenses and disruptions associated with acquisitions and divestitures;

•	announcements of operating results and business conditions by our customers;

•	announcements by our competitors relating to new customers or technological innovation or new services;

•	economic developments in the electronics industry as a whole;

•	credit rating and stock analyst downgrades;

•	political and economic developments in countries in which we have operations; and

•	general market conditions.

       If our operating results in the future are below the expectations of securities analysts and investors, the market price of our outstanding securities could be harmed.

If we incur more restructuring-related charges than currently anticipated, our financial condition and results of operations may suffer.

       In furtherance of the continued implementation of the series of restructuring plans which we commenced in fiscal 2001, we expect to continue to incur restructuring-related charges in fiscal 2004, primarily to consolidate facilities and reduce our workforce in North America and Europe, although no certainty can be attributed to an amount or the timing of its recognition. We will continue to evaluate our cost structure relative to our revenue levels and may take additional restructuring charges in the future. If our estimates about future restructuring charges prove to be inadequate, our financial condition and results of operations may suffer. In addition, if we are unable to successfully move production from higher cost to lower cost facilities without experiencing degradation of quality or timeliness of our service to our customers, our business could be harmed.

We depend on limited or sole source suppliers for critical components. The inability to obtain sufficient components as required, and under favorable purchase terms, would cause harm to our business.

       We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our factories, our results of operations could suffer. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including application-specific integrated circuits, DRAM, SRAM, flash memory, certain passive devices such as tantalum capacitors, and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. The inability to continue to obtain sufficient components as and when required, or to develop alternative sources as and when required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, and increase inventory levels and costs, thereby causing harm to our business.

We potentially bear the risk of price increases associated with shortages in electronics components.

       At various times, there have been shortages of components in the electronics industry leading to increased component prices. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components if we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

Our net sales could decline if our competitors provide comparable manufacturing services and improved products at a lower cost.

       We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations, in an industry which is intensely competitive. These competitors may have greater manufacturing, financial, research and development and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide, or because such competitors are willing to accept business at lower margins in order to utilize more of their excess capacity. In that event, our net sales could decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater value-added performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services and corresponding loss of market share, or profit margin compression.

We depend on the continuing trend of OEMs to outsource.

       A substantial factor in our past revenue growth was attributable to the transfer of manufacturing and supply-based management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted.

Our non-U.S. locations represent a significant portion of our net sales; we are exposed to risks associated with operating internationally.

       Approximately 73% and 67% of our net sales from continuing operations came from sites outside the United States during the second quarter of fiscal 2004 and the fiscal year ended August 31, 2003, respectively. As a result of our foreign sales and facilities, our operations are subject to a variety of risks and costs that are characteristic of international operations, including the following:

•	adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

•	import and export duties, and value added taxes;

•	import and export regulation changes that could erode our profit margins or restrict exports and/or imports;

•	potential restrictions on the transfer of funds;

•	government and license requirements governing the transfer of technology and products abroad;

•	disruption of local labor supply and/or transportation services;

•	inflexible employee contracts in the event of business downturns;

•	the burden and cost of compliance with import and export regulations and foreign laws;

•	economic and political risks in emerging or developing economies; and

•	risks of conflict and terrorism that could disrupt our, or our customers’ and suppliers’, businesses.

       We have been granted tax holidays, which are effective through 2011 subject to some conditions, for our Malaysian and Singapore sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future or when our current tax holidays expire, our future effective income tax rate could increase.

We are exposed to fluctuations in foreign currency exchange rates.

       We enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on foreign currency cash, receivables, investments and payables. The gains and losses on the foreign exchange forward contracts are intended to offset the transaction gains and losses on the foreign currency cash, receivables, investments, and payables recognized in earnings. We do not enter into foreign exchange forward contracts for speculative purposes. Our foreign exchange forward contracts related to current assets and liabilities are generally three months or less in original maturity.

       As of February 28, 2004, we had outstanding foreign exchange forward contracts with a total notional amount of approximately $599 million related to continuing operations. The change in value of the foreign exchange forward contracts resulting from a hypothetical 10% change in foreign exchange rates would be offset by the remeasurement of the related balance sheet items, the result of which would not be significant.

       As of February 28, 2004, the majority of our foreign currency hedging contracts were scheduled to mature in approximately three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Although approximately 32% of our net sales from continuing operations in the second quarter of fiscal 2004 were denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant because of natural hedges.

       We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our sites could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

We are exposed to interest rate fluctuations.

       The primary objective of our investment activities is to preserve principal, while at the same time maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds. As of February 28, 2004, substantially our entire total portfolio was scheduled to mature in less than three months. A hypothetical 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

       As of February 28, 2004, we had no cash equivalents and short-term investments that were subject to interest rate risk (defined as risk of loss of investment fair value due to interest rate movements). The fair value of our cash equivalents and short-term investments approximated the carrying value as of February 28, 2004.

       Interest on our long-term debt instruments is payable at fixed rates. In addition, the amount of principal to be repaid at maturity is also fixed. During the third quarter of fiscal 2002, we entered into interest rate swap transactions under which we pay variable rates and we receive fixed rates. The interest swaps effectively converted $1 billion of our long-term debt with fixed interest rates into debt with variable rates of interest. Our interest rate swaps have a total notional amount of $1 billion. The first $500 million of swap transactions relate to our 7.25% $1.1 billion ACES and expire on November 15, 2004. The second $500 million of swap transactions relate to our 9.625% $500 million senior notes and expire on February 15, 2009. Under each of these swap transactions, we pay an interest rate equal to the 3-month LIBOR rate plus a fixed spread. In exchange, we receive fixed interest rates of 7.25% on the $500 million related to the ACES and 9.625% on the $500 million related to the senior notes. On November 15, 2002, the original swaps related to the senior notes were settled. This settlement resulted in cash received and a gain of approximately $26 million, which is being amortized over the remaining life of the senior notes. Also on November 15, 2002, we entered into swaps with terms similar to the original swap transactions used to hedge the interest paid on the senior notes and designated the swaps as fair value hedges under SFAS No. 133. In addition, we may enter into swap or other hedging arrangements which could have the effect of increasing our exposure to interest rate fluctuations.

We may not be able to adequately protect or enforce our intellectual property rights.

       Our ability to effectively compete may be affected by our ability to protect our proprietary information. We (including the companies included in discontinued operations) hold a number of patents and possess various other trade secrets and license rights. These patents, trade secrets, and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations, which could result in litigation. Any resulting litigation could be lengthy and costly and could harm our financial condition.

We could become involved in intellectual property disputes.

       In the past we have been, and may from time to time continue to be, notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative, to obtain licenses, and/or to defend against the claim. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even where an infringement claim is without merit, could result in substantial costs and diversion of resources. Accordingly, the resolution or adjudication of intellectual property disputes could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with environmental regulations could harm our business.

       As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, as well as air quality and water quality regulations, restrictions on water use, and storm water regulations. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

       We own and lease some contaminated sites (for some of which we have been indemnified by third parties for required remediation), sites for which there is a risk of the presence of contamination, and sites with some levels of contamination for which we may be liable and which may or may not ultimately require any remediation. We have obtained environmental insurance to reduce potential environmental liability exposures posed by some of our operations and facilities. We believe, based on our current knowledge, that the cost of any groundwater or soil clean up that may be required at our facilities would not materially harm our business, financial condition and results of operations. Nevertheless, the process of remediating contamination in soil and groundwater at facilities is costly and cannot be estimated with high levels of confidence, and there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations in the future.

Our rating downgrades make it more expensive for us to borrow money.

       On October 28, 2003, Standard and Poor’s downgraded our senior unsecured debt rating to “B+” with a stable outlook. On October 31, 2003, Moody’s downgraded our senior unsecured debt rating to “B1” with a stable outlook. Rating downgrades increase our cost of capital should we borrow under our revolving lines of credit, and may make it more expensive for us to raise additional capital in the future. Such capital raising activities may be on terms that may not be acceptable to us or otherwise may not be available.

Failure to attract and retain key personnel and skilled associates could hurt our operations.

       Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract key executives and retain senior managers and skilled associates. Failure to do so could harm our business.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       In addition to the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the registration statement of which they are a part, investors should carefully consider the risk factors disclosed in this prospectus supplement, the accompanying prospectus and the registration statement of which they are a part in evaluating an investment in our common stock issuable. The information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and the registration statement of which they are a part includes forward-looking statements relating to matters including, but not limited to:

•	future sales and operating results;

•	future prospects and growth;

•	our ability to improve our gross profit margins;

•	the capabilities and capacities of our business operations;

•	any financial or other guidance;

•	our business strategy and our ability to execute on such strategy;

•	our ability to successfully divest certain operations;

•	the anticipated financial impact of recent and future acquisitions and divestitures;

•	the timing and amount of our planned restructuring activities and related estimated cost savings;

•	the expansion of our low-cost manufacturing capacity and redirection of our manufacturing operations to lower-cost facilities;

•	our ability to weather the current economic downturn with a sustainable long-term cost structure to support improved operating efficiency and margins;

•	the anticipated production levels and revenues of manufacturing and supply agreements with customers;

•	the potential impact of, and our strategies for addressing, our current litigation and environmental liability exposure; and

•	various other forward-looking statements based on the expectations of our management as of the date of this prospectus.

       Our forward-looking statements are based on current expectations, forecasts and assumptions and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the heading “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by management. Words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” and similar words and statements are intended to identify forward-looking statements.

       Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from our anticipated outcomes. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. The inclusion of forward-looking information should not be regarded as a representation by any person that the future events, plans or expectations contemplated by us will be achieved. Furthermore, past performance in operations and share price is not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements contained in this prospectus supplement and the accompanying prospectus after its date or contained in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, whether as a result of new information, future events or otherwise.

       You should carefully review the risk factors included in other reports or documents filed by us from time to time with the SEC, particularly our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

USE OF PROCEEDS

       The net proceeds from this offering are expected to be approximately $81.1 million after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

       We will use all of the net proceeds from this offering to fund a portion of the cash consideration to be paid as part of our early settlement offer for our 7.25% Adjustable Conversion-Rate Equity Security Units, which expired at midnight on May 5, 2004.

PRICE RANGE OF COMMON STOCK

       Our common stock is listed for trading on the New York Stock Exchange under the symbol “SLR”. The following table sets forth, for the periods indicated, the high and low sale prices per share of the common stock as reported on the New York Stock Exchange. These quotations represent prices between dealers and do not include retail markups, mark-downs, or commissions and may not necessarily represent actual transactions.

	High	Low

Fiscal Year ended August 31, 2002
First Quarter	$15.50	$9.91
Second Quarter	16.45	8.09
Third Quarter	10.68	6.99
Fourth Quarter	8.11	2.56
Fiscal Year ended August 31, 2003
First Quarter	4.86	1.39
Second Quarter	5.14	2.80
Third Quarter	4.10	2.84
Fourth Quarter	6.05	3.20
Fiscal Year ended August 31, 2004
First Quarter	6.89	5.11
Second Quarter	8.20	5.40
Third Quarter (through May 5, 2004)	6.55	4.70

       On May 5, 2004, the reported closing per share sale price of our common stock on the New York Stock Exchange was $5.00. As of May 5, 2004, there were approximately 8,245 stockholders of record.

DIVIDEND POLICY

       We have not paid any cash dividends since inception and do not intend to pay any cash dividends in the foreseeable future. Additionally, the covenants to certain of our financing agreements prohibit the payment of cash dividends.

CAPITALIZATION

       The table below sets forth the following unaudited information as of February 28, 2004:

•	our cash, cash equivalents and short-term investments, short-term debt, long-term debt and capitalization; and

•	our cash, cash equivalents and short-term investments, short-term debt, long-term debt and capitalization as adjusted to give effect to the sale by us of 17,109,948 shares of our common stock in this offering at the public offering price of $4.85 per share and after deducting the estimated underwriting discount and commission.

       You should read this table in conjunction with our unaudited condensed consolidated financial statements and the schedules and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from our Form 10-Q, filed on April 9, 2004, in this prospectus supplement and the accompanying prospectus.

	As of February 28, 2004

		As Adjusted for
	Actual	this Offering

	(In millions,
	except share data)
Cash, cash equivalents and short-term investments (excluding restricted cash)	$1,375.6	$1,457.3	(1)
Restricted cash	464.3	464.3

Short-term debt:
Short-term debt	$24.6	$24.6
4% LYONs® due 2019	0.6	0.6
3.25% LYONs® due 2020	946.2	946.2

Total short-term debt	971.4	971.4

Long-term debt:
Senior secured credit facility	—	—
7.25% Subordinated Debentures due 2006	1,082.4	1,082.4	(2)
7.375% Senior Notes due 2006	149.9	149.9
9.625% Senior Notes due 2009	532.2	532.2
2.75% LYONs® due 2020	10.2	10.2
0.50% Convertible Senior Notes due 2034	450.0	450.0
Other long-term debt	56.3	56.3

Total long-term debt	2,281.0	2,281.0

Stockholders’ equity:
Preferred stock, 1,200,000 shares authorized; 1,000,000 issued or outstanding	—	—
Common stock, 1,600,000,000 shares authorized; approximately 838.3 million shares issued and outstanding(3)	0.8	0.9	(4)
Additional paid-in capital	6,674.1	6,755.1	(5)
Accumulated deficit	(5,228.4)	(5,228.4)	(6)
Accumulated other comprehensive losses	(139.5)	(139.5)

Total stockholders’ equity	1,307.0	1,388.1	(7)

Total debt and stockholders’ equity	$4,559.4	$4,640.5	(8)

(1)	After giving effect to the early settlement offer, cash, cash equivalents and short-term investments (excluding restricted cash) would be $1,375.7 million, assuming 41,429,202 of the equity security units tendered.

(2)	After giving effect to the early settlement offer, the amount outstanding under our 7.25% Subordinated Debentures due 2006 would be $63.2 million, assuming 41,429,202 of the equity security units tendered.

(3)	Our outstanding common stock as of April 30, 2004 does not include (i) 51.6 million shares of common stock reserved for issuance under our stock option plans, under which options to purchase 56.6 million shares were outstanding as of February 28, 2004, at a weighted average exercise price of $13.46 per share, (ii) 16.3 million shares available for issuance under our 2003 Employee Stock Purchase Plan, (iii) the common stock issuable upon conversion of our outstanding convertible debt securities, (iv) approximately 105.6 million shares of our common stock to be issued as the stock consideration to be paid as part of our early settlement offer for our 7.25% Adjustable Conversion- Rate Equity Security Units and (v) the 17,109,948 shares of our common stock being offered hereby.

(4)	After giving effect to the early settlement offer, common stock would be $1.0 million, assuming 41,429,202 of the equity security units tendered.

(5)	After giving effect to the early settlement offer, additional paid-in capital would be $7,770.5 million, assuming 41,429,202 of the equity security units tendered.

(6)	After giving effect to the early settlement offer, accumulated deficit would be $(5,326.5) million, assuming 41,429,202 of the equity security units tendered.

(7)	After giving effect to the early settlement offer, total stockholders’ equity would be $2,305.5 million, assuming 41,429,202 of the equity security units tendered.

(8)	After giving effect to the early settlement offer, total debt and stockholders’ equity would be $4,538.7 million, assuming 41,429,202 of the equity security units tendered.

DILUTION

       The net tangible book value of our common stock on February 28, 2004 was approximately $1,093.0 million, or $1.30 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding as of February 28, 2004. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 17,109,948 shares of common stock in this offering at the public offering price of $4.85 per share and after deducting the estimated underwriting discounts and commissions payable by us, our net tangible book value at February 28, 2004 would have been approximately $1,174.7 million, or $1.37 per share. This represents an immediate increase in net tangible book value of $0.07 per share to existing stockholders and an immediate dilution of $3.48 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$4.85
Net tangible book value per share as of February 28, 2004	$1.30
Increase per share attributable to new investors	0.07

Net tangible book value per share after this offering		1.37

Dilution per share to new investors		$3.48

       The foregoing table does not give effect to our Early Settlement Offer for our 7.25% Adjustable Conversion-Rate Equity Security Units. After giving effect to the issuance of shares of our common stock under the terms of the Early Settlement Offer, “Dilution per share to new investors” would be $2.65, assuming 41,429,202 of the equity security units tendered.

       The foregoing table also does not give effect to further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering, future issuances of common stock under our employee benefits plans and the issuance or exercise of other securities convertible, exchangeable or exercisable for common stock. As of February 28, 2004, there were:

•	56.6 million shares of common stock underlying outstanding options outstanding at a weighted average exercise price of $13.46 per share;

•	65.9 million shares of common stock issuable upon conversion of our outstanding convertible debt securities;

•	16.3 million shares available for issuance under our 2003 Employee Stock Purchase Plan and 51.6 million shares available for issuance or future grant under our 2002 Stock Option Plan; and

•	approximately 6.5 million shares of our common stock reserved for issuance upon the settlement of the embedded purchase contracts of the 7.25% Adjustable Conversion-Rate Equity Security Units not tendered in our early settlement offer.

SELECTED CONSOLIDATED FINANCIAL DATA

       The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, which are incorporated into this prospectus supplement and the accompanying prospectus by reference. The summary information as of and for the year ended August 31, 2001 through the year ended August 31, 2003 was derived from our Current Report on Form 8-K filed February 9, 2004, which was issued to reflect the reclassification of our discontinued operations. The summary financial information for the six months ended February 28, 2003 and 2004, was derived from our unaudited condensed consolidated statements of operations for the periods included in our Form 10-Q for the period ended February 28, 2004. This historical information is not necessarily indicative of the results to be expected in the future.

				Six Months Ended
	Year Ended August 31,			February 28,

	2001	2002	2003	2003	2004

	(In millions, except per share data)
Statement of Operations Data:
Net sales	$17,436.9	$10,738.7	$9,828.3	$5,027.7	$5,584.2
Cost of sales	16,186.4	10,233.8	9,386.3	4,802.3	5,325.6

Gross profit	1,250.5	504.9	442.0	225.4	258.6
Operating expenses:
Selling, general and administrative	703.5	658.2	566.1	298.3	223.9
Restructuring and impairment costs	510.9	3,293.6	2,235.7	140.4	100.6
Acquisition Costs	23.9	—	—	—	—
Goodwill Amortization	138.4	—	—	—	—

Operating loss	(126.2)	(3,446.9)	(2,359.8)	(213.3)	(65.9)
Interest income	115.0	61.1	26.8	14.8	6.0
Interest expense	(174.8)	(238.8)	(207.1)	(109.0)	(88.3)
Other income — net	60.0	104.8	52.4	51.5	9.3

Operating loss from continuing operations before income taxes	(126.0)	(3,519.8)	(2,487.7)	(256.0)	(138.9)
Income tax expense (benefit)	(35.9)	(449.0)	532.1	(84.8)	3.0

Loss from continuing operations	(90.1)	(3,070.8)	(3,019.8)	(171.2)	(141.9)
Discontinued operations:
Loss from discontinued operations	(31.7)	(57.6)	(330.0)	(2.2)	(42.0)
Income tax expense (benefit)	1.7	(18.2)	112.2	8.3	3.9

Loss from discontinued operations	(33.4)	(39.4)	(442.2)	(10.5)	(45.9)

Net loss	(123.5)	(3,110.2)	(3,462.0)	(181.7)	(187.8)
Per Share Data:
Basic and diluted net loss per share:
Continued operations	$(0.14)	$(3.93)	$(3.65)	$(0.21)	$(0.17)
Discontinued operations	(0.05)	(0.05)	(0.53)	(0.01)	(0.06)

Basic and diluted net loss per share	(0.19)	(3.98)	(4.18)	(0.22)	(0.23)

Shares used to compute basic and diluted net loss per share	641.8	780.9	827.7	825.9	834.6

February 28,
2004

(In millions)
Balance Sheet Data
Cash, cash equivalents and short-term investments(1)(2)	$1,839.9
Working capital(1)(3)	2,066.3
Property and equipment, net(1)	740.4
Total assets(1)(4)	6,381.4
Total debt(1)	3,252.4
Stockholders’ equity	1,307.0
Book value per share(5)	1.56

(1)	Continuing operations only.

(2)	Includes $464.3 million of restricted balances.

(3)	Working capital for continuing operations excludes the current assets and current liabilities of discontinued operations of $485.2 million and $316.3 million, respectively.

(4)	Excludes assets from discontinued operations of $598.1 million.

(5)	Book value per share is calculated using approximately 838.3 million shares.

UNDERWRITING

       Solectron and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 17,109,948 shares offered hereby.

       Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

       Solectron and its executive officers and directors have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of their common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

       In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any covered short position by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Solectron’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Goldman, Sachs & Co. has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

       Solectron estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

       Solectron has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Solectron, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

       Certain legal matters relating to the validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for Goldman, Sachs & Co. by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

       The consolidated financial statements and financial statement schedule of Solectron Corporation as of August 31, 2003 and 2002, and for each of the years in the three-year period ended August 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the August 31, 2003, consolidated financial statements refers to the company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on September 1, 2001.

WHERE YOU CAN FIND MORE INFORMATION

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in considering your investment in the common stock. We have not, and Goldman, Sachs & Co. has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Goldman, Sachs & Co. is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that the information in the accompanying prospectus is accurate only as of the date on the first page of the accompanying prospectus. To the extent the prospectus supplement and the accompanying prospectus are inconsistent, this prospectus supplement supercedes the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Reports, proxy and information statements, and other information filed electronically by us with the SEC are available to the public at the SEC’s website at www.sec.gov. However, information on the SEC’s Web site does not constitute a part of this prospectus.

       In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference (or any document that we subsequently filed with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus supplement) is considered to be part of this prospectus supplement and the accompanying prospectus, except for the information contained in our filings made with the SEC under Section 13(a) and 15(d) of the Securities Exchange Act of 1934 after August 25, 2000 and prior to August 31, 2003, which documents have been superceded by the documents incorporated by reference below. Likewise, any statement in this prospectus supplement or the accompanying prospectus, or any document that is incorporated or deemed to be incorporated by reference, will be deemed to have been modified or superceded to the extent that any statement contained in any document that we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until this offering is completed:

•	Our annual report on Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 14, 2003;

•	Our quarterly reports on Form 10-Q for the quarters ended November 30, 2003 and February 28, 2004, filed with the SEC on January 12, 2004 and April 9, 2004, respectively;

•	Our current report on Form 8-K, filed on February 9, 2004, containing, among other things, certain of our historical consolidated financial information reissued in an updated format. The information appearing in this Form 8-K, to the extent indicated therein, supercedes the information appearing in our annual report on Form 10-K; and

•	Our current reports on Form 8-K, filed on October 16, 2003 and February 13, 2004.

       You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Solectron Corporation

847 Gibraltar Drive, Building 5
Milpitas, California 95035
Telephone: (408) 957-8500
Attn: Treasurer

       You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or information incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information in this prospectus supplement is accurate only as of the date on the front of this prospectus supplement and that the information in the accompanying prospectus is accurate only as of the date on the front page of the accompanying prospectus.

Prospectus

$3,000,000,000

Solectron Corporation

Solectron Capital Trust I

       By this prospectus, Solectron Corporation may offer or sell —

•	Common stock

•	Preferred stock

•	Senior debt securities

•	Subordinated debt securities

•	Junior subordinated debt securities

•	Warrants

•	Stock purchase contracts

•	Stock purchase units

       In addition, Solectron Corporation, in conjunction with our trust subsidiary, Solectron Capital Trust I, may offer and sell:

•	Trust preferred securities guaranteed, as described in this prospectus, by Solectron Corporation

       All of the securities listed above may be sold separately or as units with other securities.

       See “Risk Factors” on page 5 for information you should consider before buying the securities.

       Solectron Corporation’s common stock is listed on the New York Stock Exchange under the symbol “SLR.” On August 27, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $14.12 per share.

       We will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any supplement carefully before you purchase any of our, or our trust subsidiary’s, securities.

       This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined within this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We may offer the securities in amounts, at prices and on terms determined at the time of offering. We and our trust subsidiary may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

This prospectus is dated August 29, 2001

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus, in one or more offerings, up to an aggregate offering price of $3.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information under the heading “Where You Can Find More Information.”

       This prospectus may not be used to consummate sales of securities, unless it is accompanied by a prospectus supplement covering those securities. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

       You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

       The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

       We have not included separate financial statements of our trust subsidiary, Solectron Capital Trust I, in this prospectus. We do not consider that such financial statements are material to holders of the trust preferred securities because:

•	the trust is a special purpose entity;

•	the trust has not had any operating history or independent operations;

•	the trust is not engaged in, nor will it engage in, any activity other than issuing trust preferred and trust common securities, investing in and holding Solectron’s debt securities and engaging in related activities.

       We do not expect that the trust will file reports with the SEC under the Securities Exchange Act of 1934.

       References in this prospectus to the terms “we,” “us” or “Solectron” or other similar terms mean Solectron Corporation, unless we state otherwise or the context indicates otherwise. The term “trust” refers to Solectron Capital Trust I.

SOLECTRON CORPORATION

       Solectron provides electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, mobile and land based telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronic equipment. These original equipment manufacturers include Cisco Systems, Inc., Compaq Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, International Business Machines Corporation, Nortel Networks Limited and Apple Computer, Inc. These companies contract with us to build their products for them or to obtain other related services from us.

       We furnish integrated supply chain solutions that span the entire product life-cycle from technology solutions to manufacturing and operations, to global services. Our range of services includes:

•	Advanced building block design solutions;

•	Product design and manufacturing;

•	New product introduction management;

•	Materials purchasing and management;

•	Prototyping;

•	Printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

•	System assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality);

•	Distribution;

•	Product repair; and

•	Warranty services.

       Providing these services to our customers allows them to remain competitive by focusing on their core competencies of sales, marketing, and research and development. We have manufacturing facilities in the Americas, Europe and Asia/ Pacific. This geographic presence gives our customers access to manufacturing services in the locations close to their expanding markets for faster product delivery.

       We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500.

SOLECTRON CAPITAL TRUST I

       The trust is a statutory business trust formed under the Delaware Business Trust Act and is governed by a declaration of trust (as it may be amended and restated from time to time) among the trustees of the trust and us. We will execute, together with the relevant trustees, an amended and restated declaration of trust that provides for the issuance of the trust preferred securities if and when we issue them. Any reference to the “declaration” means the original declaration prior to such issuance and the amended and restated declaration following issuance, unless otherwise indicated.

       When the trust issues its trust preferred securities, you and the other holders of the trust preferred securities will own all of the issued and outstanding trust preferred securities of the trust.

Solectron will acquire, directly or indirectly, all of the issued and outstanding trust common securities of the trust, representing an undivided beneficial interest in the assets of the trust of approximately 3%.

       The trust will exist primarily for the purposes of:

•	issuing its trust preferred and trust common securities;

•	investing the proceeds from the sale of its securities in Solectron’s debt securities;

•	engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding Solectron’s debt securities.

       The number of trustees of the trust initially will be three. Two of the trustees will be individuals who are officers or employees of Solectron, as regular trustees. The third trustee will be First Union Trust Company, N.A. of Delaware, which has its principal place of business in the State of Delaware. When we file the amended and restated declaration of trust, we will appoint a fourth trustee to act as property trustee.

       First Union Trust Company, acting in its capacity as property trustee, will hold for your benefit a trust preferred securities guarantee, which will be separately qualified under the Trust Indenture Act of 1939.

       Unless otherwise provided in the applicable prospectus supplement, because Solectron will own, directly or indirectly, all of the trust common securities of the trust, Solectron will have the exclusive right to appoint, remove or replace trustees and to increase or decrease the regular number of trustees. The term of the trust will be described in the applicable prospectus supplement, but it may dissolve earlier if so provided in the applicable prospectus supplement.

       The rights of the holders of the trust preferred securities of the trust, including economic rights, rights to information and voting rights, and the duties and obligations of the trustees of the trust, will be contained in and governed by the declaration (as it may be amended and restated from time to time), the Delaware Business Trust Act and the Trust Indenture Act of 1939.

       The address of the principal office of the trust is 777 Gibraltar Drive, Milpitas, California 95035, and the telephone number of the trust at that address is (408) 957-8500.

RECENT DEVELOPMENTS

New Chief Financial Officer

       On August 27, 2001, we announced that Kiran Patel joined us as an officer and will be our Chief Financial Officer, effective September 1, 2001. Concurrent with this announcement we also disclosed that Susan S. Wang, our current Chief Financial Officer, will focus her full-time duties on our new business development activities.

Iphotonics Acquisition

       On August 21, 2001, we announced that we signed a definitive agreement to acquire Iphotonics, Inc., a provider of core optical services. We expect to complete this transaction during the first quarter of our fiscal year ending 2002.

C-MAC Industries Acquisition

       On August 9, 2001, we announced that we signed a definitive agreement under which we will combine with C-MAC Industries. We anticipate that the transaction will be completed by the end of calendar 2001.

Adoption of Stockholder Rights Plan

       On July 2, 2001, we announced that our Board of Directors adopted a Stockholder Rights Plan. Under the plan, we will issue a dividend of one right for each share of our common stock, par value of $0.001 per share, held by stockholders of record as of the close of business on July 30, 2001. The plan is designed to assure stockholders fair value in the event of a proposed unsolicited business combination or similar transaction involving us. The plan was not adopted in response to any attempt to acquire us, and we are not aware of any such effort.

       Each right will initially entitle stockholders to purchase a fractional share of our preferred stock at an exercise price of $150. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. Upon certain other events, unless redeemed for $0.001 per right, the rights will become exercisable by holders, other than rights held by an unsolicited third party acquirer, for shares of common stock of us or of the third party acquirer having a value of twice the right’s then-current exercise price. Further details of the plan are outlined in a letter that will be mailed to stockholders as of the record date.

Shinei Sangyo Acquisition

       On June 24, 2001, we announced that we completed our acquisition of Singapore Shinei Sangyo Pte Ltd (Shinei), a privately held manufacturer and designer of enclosures for electronics products. Shinei, which will be renamed Shinei International, will be an independently operated subsidiary within our newly formed Power, Packaging and Cooling unit, and continues to market its services to other companies separately. As part of the transaction, we gain Shinei International’s specialized manufacturing and design capabilities, including custom enclosure design and prototyping, tooling and metal fabrication, enclosure assembly and top-level assembly for the server, networking, desktop PC and printer product markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, the related prospectus supplement and the registration statement of which they are a part contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, business plans such as the integration of acquisitions and the potential effects of our Board of Director’s adoption of the stockholder rights plan. We intend that these forward-looking statements be subject to the safe harbors created by those provisions. These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially. These statements are generally accompanied by words like “intend,” “anticipate,” “believe,” “estimate,” “expect,” or similar statements. These risks and uncertainties, which in some instances are beyond our control, include: global economic slowdown and declining customer demand and our ability to integrate acquired businesses successfully, risks associated with the cyclical nature of the electronics industry, the requirement to continue to reduce the cost of our products, the competitiveness of our industry, an increase in the cost of our raw materials and the ability to integrate the Shinei operations effectively. For more information about risks and uncertainties see — “Risk Factors” in the next section. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results contemplated in these forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by our company will be achieved. Furthermore, past performance in operations and share price are not necessarily indicative of future performance. Solectron disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

       An investment in our securities involves a high degree of risk. Before making an investment decision you should consider carefully the risks discussed in the risk factors below, in any documents incorporated herein by reference and the risk factors and other information contained in the prospectus supplement to this prospectus.

We are exposed to general economic conditions.

       As a result of recent unfavorable economic conditions and reduced capital spending, our sales have declined in the third quarter compared to the first two quarters of fiscal 2001. In particular, sales to OEMs in the telecommunications, workstation and server equipment manufacturing industry in the United States were impacted during the third quarter of fiscal 2001. If the economic conditions in the United States worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

Significant Leverage; Debt Service

       Our ratio of earnings to fixed charges for the nine months ended May 31, 2001 was 2.10x as compared to 8.84x for the nine months ended May 31, 2000 which is the corresponding period for the prior year.

       As a result of the sale of certain securities described in this prospectus, our debt service obligations could increase substantially. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

       We will require substantial amounts of cash to fund scheduled payments of principal and interest on our outstanding indebtedness, including the sale of certain securities described in this prospectus, future capital expenditures and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing, that any such financing would be on favorable terms, or that we will be permitted to do so under the terms of our existing financing arrangements, or our financing arrangements in effect in the future. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to experience adverse operating results or to fund required capital expenditures or increased working capital requirements may be adversely affected.

Holding Company Structure

       Most of our operations are conducted through, and most of our assets are held by, our subsidiaries, and, therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations, including our obligations under certain securities described in this prospectus. Except to the extent we may ourself be a creditor with recognized claims against our subsidiaries, all claims of creditors and holders of preferred stock, if any, of the subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of certain securities described in this prospectus.

The securities described in this prospectus will be effectively junior in right of payment to our senior secured debt and to obligations of our subsidiaries.

       Certain securities described in this prospectus will be effectively subordinated to all our subsidiaries’ existing and future preferred stock, indebtedness and other liabilities. This is because our right to receive the assets of any of our subsidiaries upon their liquidation or reorganization will be effectively subordinated, by operation of law, to the claims of our subsidiaries’ creditors and interests of their preferred stockholders. These creditors include trade creditors. However, even if we are recognized as a creditor of any of our subsidiaries, our claims would be subordinated to any indebtedness of that subsidiary that is senior in right of payment to our claim. Our assets consist almost exclusively of our ownership interests in our direct and indirect subsidiaries and affiliated companies that operate our respective businesses. Our ability to satisfy our obligations on the securities described in this prospectus and to repay the principal of certain securities described in this prospectus depends on earnings and cash flows or sales of the shares or assets of our subsidiaries and affiliate companies and payment of funds by our subsidiaries or affiliated companies to us in the form of loans, dividends and otherwise. Some of our subsidiaries and other affiliates are parties to credit or other borrowing agreements that severely restrict or prohibit them from making distributions to us. The future operating performance of our subsidiaries and affiliated companies is also subject to general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Most of our net sales comes from a small number of customers; if we lose any of these customers, our net sales could decline significantly.

       Most of our annual net sales come from a small number of our customers. Our 10 largest customers accounted for approximately 65% and 72% of net sales in the three- and nine-month periods ended May 31, 2001 and approximately 68% and 71% of net sales for the corresponding periods of fiscal 2000. Since we depend on continued net sales from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than 10 percent of our annual net sales. We cannot guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations.

Our long-term contracts do not include minimum purchase requirements.

       Although we have long-term contracts with a few of our top 10 customers, including Cisco, Ericsson and Nortel under which these customers are obligated to obtain services from us, not all of them are obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts. In addition, customers which we have long-term contracts with may materially reduce the level of services ordered at any time. This could cause a significant decline in our net sales, and we may not be able to reduce our accompanying expenses at the same time.

Possible fluctuation of operating results from quarter to quarter could affect the market price of our securities.

       Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

•	Differences in the profitability of the types of manufacturing services we provide. For example, high-velocity and low-complexity PCB and systems assembly services have lower gross margins than low-volume, high-complexity PCB and systems assembly services;

•	Our ability to maximize the use of our equipment and facilities depends on the duration of the production run time for each job and customer;

•	The amount of automation we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	Our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	Fluctuations in demand for our services or the products being manufactured;

•	Fluctuations in the availability and pricing of components;

•	Timing of expenditures in anticipation of increased sales;

•	Cyclicality in our target markets; and

•	Expenses associated with acquisitions.

       Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our securities could be harmed.

We depend upon the electronics industry, which continually produces technologically advanced products with short life cycles; our inability continually to manufacture such products’ cost effectively would harm our business.

       Most of our net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers’ products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost-effective, quick-response manufacturing services to customers, demand for our services would also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

       For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot ensure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot ensure that defects or errors will not be found in our products after commencement of commercial shipments, which could delay the market acceptance of those products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

We depend on a limited or sole source of suppliers for critical components. The inability to obtain sufficient components as required would cause harm to our business.

       We depend on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced and may continue to experience delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also, for our technology solutions business, we depend on certain limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot ensure that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns, which could damage relationships with current or prospective customers, thereby causing harm to our business.

We potentially bear the risk of price increases associated with potential shortages in the availability of electronics components.

       At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components if we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

Our net sales could decline if our competitors provide comparable manufacturing services and improved products at a lower cost.

       We compete with different contract manufacturers, depending on the type of service we provide or the location of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. Competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin compression.

We depend on the memory module product market.

       Most of our technology solutions net sales is derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may have a material adverse effect on our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, excess production, and accelerated erosion of average selling prices. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences in the future would reduce our profit.

We depend on the continuing trend of OEMs to outsource.

       A substantial factor in our revenue growth is attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth depends partially on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

If we are unable to manage our rapid growth and assimilate new operations cost effectively, our profitability could decline.

       We have experienced rapid growth over many years. Our historical growth may not continue. In recent years we have established operations throughout the world. For example, in fiscal 1998, we opened offices in Taipei, Taiwan; Norrkoping and Stockholm, Sweden; and commenced manufacturing operations in Guadalajara, Mexico; Suzhou, China; and Timisoara, Romania. Also in fiscal 1998, we acquired facilities in Sao Paulo, Brazil, and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we added facilities in Columbia, South Carolina; Memphis, Tennessee; and enhanced our capabilities in Charlotte, North Carolina; Austin, Texas; and Milpitas, California.

       In fiscal 2000, we completed acquisitions of AMERICOM, SMART and Bluegum Group, each of which was accounted for as a pooling of interests. Through additional acquisitions, we also acquired facilities in Puerto Rico, Mexico, Canada, France, Sweden, Wales, France, Northern Ireland, and Australia.

       During the second quarter of fiscal 2001, we completed acquisitions of NatSteel Electronics Ltd (NEL), Sony’s manufacturing facilities in Japan and Taiwan and IBM’s repair center in the Netherlands. During the third quarter of fiscal 2001, we completed the acquisition of Centennial Technologies, Inc. During the fourth quarter of fiscal 2001, we completed the acquisition of Singapore Shinei Sangyo Pte Ltd and subsidiaries.

       Our expansion and growth places a heavy strain on our personnel and management, manufacturing and other resources. Our ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing capacity, enhancements or upgrades of accounting and other internal management systems, and implementation of various procedures and controls. We cannot ensure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, we will continue to be required to manage our assets and operations efficiently. In addition, should we continue to expand geographically, we may experience certain inefficiencies from the management of geographically dispersed facilities.

       As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with rapid expansion, our profitability would decline.

We need to integrate our acquisitions successfully to maintain profitability.

       As we expand our operations through acquisitions and continue to evaluate acquisition opportunities, we may pursue additional acquisitions over time. These acquisitions involve risks, including:

•	Integration and management of the operations;

•	Retention of key personnel;

•	Integration of purchasing operations and information systems;

•	Retention of the customer base of acquired businesses;

•	Management of an increasingly larger and more geographically disparate business; and

•	Diversion of management’s attention from other ongoing business concerns.

       Our profitability will suffer if we are unable to integrate and manage recent acquisitions and pending acquisitions successfully including, in particular, the NEL, Shinei and Centennial transactions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

Our non-U.S. locations represent a significant and growing portion of our net sales; we are increasingly exposed to risks associated with operating internationally.

       In the three- and nine-month periods ended May 31, 2001, approximately 58% and 49%, respectively, of our net sales came from sites outside the United States, while approximately 46% and 43%, of net sales came from sites outside the United States in the same periods of fiscal 2000. As a result of our foreign sales and facilities, our operations are subject to a variety of risks unique to international operations, including the following:

•	Adverse changes in value of foreign currencies against the U.S. dollar in which our results are reported;

•	Import and export duties, and value added taxes;

•	Import and export regulation changes that could erode our profit margins or restrict exports;

•	Potential restrictions on the transfer of funds;

•	Inflexible employee contracts in the event of business downturns; and

•	The burden and cost of complying with foreign laws.

       In addition, we have operations in several emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility and other economic or political risks. In the future, these factors may harm our results of operations. Solectron locations in emerging or developing economies include Indonesia, Mexico, Brazil, China, Malaysia and Romania. As of May 31, 2001 we had $220.8 million in cumulative foreign exchange translation losses on our balance sheet, primarily attributable to the devaluation of the Brazilian real in January of 1998. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot ensure that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot ensure that such measures will be adequate.

       The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

       We have been granted a tax holiday effective through January 31, 2002, subject to some conditions, for our Malaysian sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

We are exposed to fluctuations in foreign currency exchange rates.

       We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

       As of May 31, 2001, the majority of the foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition,

our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since less than 13% of our net sales for the nine-month period in fiscal 2001 are denominated in currencies other than U.S. dollar, we do not believe our total exposure is significant.

       We have currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our site could seriously harm our business, operating results and financial condition. For example, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we would receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in market where business is transacted in the local currency.

We are exposed to interest rate fluctuations.

       The primary objective of our investment activities is to preserve principal and at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2001, approximately 96% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity.

       The following table presents the amounts of our cash equivalents and short-term investments that are subject to interest rate risk by calendar year of expected maturity and weighted average interest rates as of May 31, 2001:

	Expected Maturity

	Q12002	Q42002	Total	Fair Value

	(Amounts in millions)
Cash equivalents and short-term investments	$1,122.8	$46.5	$1,169.3	$1,169.3
Average interest rate	4.70%	6.30%

       We have entered into an interest rate swap transaction under which we pay a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As we intend to hold the interest rate swap until the maturity date, we are not subject to market risk. In substance, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

       Our long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, we are not exposed to variable interest rates related to our long-term debt instruments.

We may not be able to adequately protect or enforce our intellectual property rights; and we could become involved in intellectual property disputes.

       Our ability to compete effectively may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations. On June 23, 1999, we were served, along with 87 other companies including SMART, as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleged that we infringed certain of the plaintiff’s patents relating to machine vision and bar-code technology. We settled the lawsuit with respect to Solectron and all subsidiaries effective July 31, 2001, for an amount which is not expected to have a material impact on our financial condition or results of operations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights, and litigation sometimes arises out of such notices. For example, in January of 2000, SMART filed a lawsuit seeking to have declared invalid, and/or not infringed, three patents purportedly applicable to industry standard memory products, including those manufactured by SMART and the other manufacturers of these industry standard memory products. The owner of these patents brought a cross-complaint alleging patent infringement against SMART, and has also brought suit against several other memory product manufacturers alleging infringement of the three patents. We believe that SMART’s memory products do not infringe any valid claims of any of the three patents at issue. Moreover, we have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. In the future, third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy, costly and could harm our financial condition.

Failure to comply with environmental regulations could harm our business.

       As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

Our administrative facilities and principal business operations are located in California, and any disruption in the available power supply in California could disrupt our operations, reduce our revenues, and increase our expense.

       The State of California is in the midst of an energy crisis that could interrupt our power supply or that of the third-party service providers and thereby disrupt our operations, reduce our revenues, and increase our expenses. A substantial portion of our operating activities and facilities, including our headquarters and principal administrative facilities, are located in California. During acute power shortages, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. The rolling blackouts that have occurred to date have not materially disrupted the operations of our facilities. Should these blackouts continue or increase in severity, however, they could materially disrupt the operations of one or more of our facilities. Although we currently do not have backup generator or long-term alternate sources of power in the event of a blackout, we do have some flexibility to shift some manufacturing volume to other manufacturing sites around the world. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our affected facilities. Our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. Consequently, any interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which would substantially harm our business and results of operations.

       In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at a comparable rate. Our business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, we would expect our expenses to increase, our operating results to be harmed, and the possible decline of our stock price.

Our stock price may be volatile due to factors outside of our control.

       Our stock price could fluctuate due to the following factors, among others:

•	Announcements of operating results and business conditions by our customers;

•	Announcements by our competitors relating to new customers, technological innovation or new services;

•	Economic developments in the electronics industry as a whole;

•	Political and economic developments in countries where we have operations; and

•	General market conditions.

Our low stock price may reduce our diluted earnings per share.

       On January 27, 2002, we may become obligated to purchase, at the option of the holders, all or a portion of the outstanding 4.0% LYONs at a price of $510.03 per note (“Purchase Price”). We have the option to pay the Purchase Price of LYONs in cash or common stock or any combination thereof. If we elect to pay the Purchase Price, in whole or part, in shares of our common stock, the number of shares of common stock to be delivered shall equal the Purchase Price divided by the average of the Sale Prices of the common stock for the five trading day period ending on the third business day prior to January 27, 2002. The LYONs are convertible into common stock at a price of $34.13 per share or 14.944 shares per LYON. In the event that our stock price remains below $34.13 per share at January 27, 2002, we may have to issue additional shares to the holders. Accordingly, our diluted earnings per share may be reduced.

Failure to retain key personnel and skilled associates could hurt our operations.

       Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

Our anti-takeover defense provisions may deter potential acquirors and may depress our stock price.

       Our certificate of incorporation, bylaws and the stockholder rights plan recently approved by the Board of Directors, contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of Solectron. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

USE OF PROCEEDS

       Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we may invest the net proceeds in interest bearing securities. The proceeds from the sale of trust preferred securities would be invested by Solectron Capital Trust I in debt securities of Solectron.

RATIO OF EARNINGS TO FIXED CHARGES

       Ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges because we have not issued any preferred stock. The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

											Nine Months
	Fiscal Year Ended										Ended

	August 31,		August 31,		August 31,		August 31,		August 31,		May 31,		May 31,
	1996		1997		1998		1999		2000		2000		2001

Ratio of earnings to fixed charges	11.13	x	10.10	x	11.07	x	8.70	x	8.38	x	8.84	x	2.10	x

       These computations include us and our consolidated subsidiaries. For these ratios, “earnings” represents (1) income before taxes before adjustment for minority interests in consolidated subsidiaries, (2) fixed charges (excluding capitalized interest), and (3) amortization of previously capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

ACCOUNTING TREATMENT RELATING TO TRUST SECURITIES

       The financial statements of the trust will be consolidated with our financial statements, with the trust preferred securities shown on our consolidated financial statements outside of stockholders’ equity as the securities are Solectron-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely Solectron debt securities. Our financial statements will include a footnote that discloses, among other things, that the assets of the trust consist of our debt securities and will specify the designation, principal amount, interest rate and maturity date of the debt securities.

DESCRIPTION OF THE DEBT SECURITIES

       The debt securities will either be our unsecured and unsubordinated debt securities, our unsecured subordinated debt securities, or our unsecured junior subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture, subordinated debt securities will be issued under a subordinated indenture and junior subordinated securities will be issued under a junior subordinated indenture. Together, the senior indenture, the subordinated indenture and the junior subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe related terms of a particular series of debt securities.

       The following is a summary of selected provisions and definitions of the indentures. The summary of selected provisions of the indentures and the debt securities appearing below and in the applicable prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all the provisions of the applicable indenture and certificates evidencing the applicable debt securities. For additional information, you should look at the applicable indenture and the certificate evidencing the applicable debt securities that have been or will be filed or incorporated by reference as exhibits to the registration statement which includes the prospectus. In this description of the debt securities, the words “Solectron”, “we”, “us” or “our” refer only to Solectron Corporation and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

       The following description sets forth selected general terms and provisions of the applicable indenture and debt securities to which any prospectus supplement may relate. Other specific terms of the applicable indenture and debt securities will be described in the applicable prospectus supplement. If any particular terms of the indenture or debt securities described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superceded by that prospectus supplement.

       The debt securities will be our obligation exclusively. Solectron is a holding company, substantially all of whose consolidated assets are held by its subsidiaries. Accordingly, the cash flow of Solectron and its consequent ability to service its debt and to pay amounts due with respect to its other obligations, including the debt securities, will be dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Solectron. In addition, because Solectron is a holding company, the debt securities will be effectively subordinated to all existing and future liabilities and preferred stock of its subsidiaries. See “Risk Factors — Holding Company Structure.”

General

       Debt securities may be issued in separate series without limitation as to aggregate principal amount. One or more separate series of debt securities may be issued under any of the indentures. We may specify a maximum aggregate principal amount for the debt securities of any series.

       We are not limited as to the amount of debt securities we may issue under the indentures. The prospectus supplement will set forth, whether denominated in foreign or U.S. currency or any combination thereof:

•	whether the debt securities are senior, subordinated or junior subordinated;

•	the offering price;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if any, if other than the record holder on the record date;

•	the date the principal will be payable;

•	the interest rate and method for calculating interest which may be fixed or floating or tied to an index or subject to adjustment or reset, if any, the date from which interest will accrue, the interest payment dates and the regular record dates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•	if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holders may elect payment to be made in a different currency;

•	the portion of the principal or accreted amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount;

•	any defeasance provisions if different from those described below under “Satisfaction and Discharge; Defeasance;”

•	any conversion or exchange provisions;

•	whether the debt securities will be issuable in the form of a global security;

•	any subordination provisions;

•	any deletions of, or changes or additions to, the events of default or covenants; and

•	any other specific terms of such debt securities.

       Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities; and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

       Debt securities may be sold at a substantial discount below their stated principal amount, bearing no cash interest or interest at a rate which at time of issuance is below market rates. We sometimes refer to these debt securities as “original issue discount securities.”

Exchange and Transfer

       Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

       We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

       In the event of any potential redemption of debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

       We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

       The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary, or its nominee, that we will identify in a prospectus supplement;

•	be deposited with the depositary or nominee or custodian; and

•	bear any required legends.

       No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary and we have failed to appoint a successor depositary within 90 days after our receipt of that notice or our learning that the depositary is no longer so qualified;

•	an event of default is continuing with respect to the debt securities of the applicable series; or

•	any other circumstances described in a prospectus supplement.

       As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indenture.

       Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

       Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

       Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

       Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agents

       The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the person entitled thereto or by wire transfer to a bank account maintained by the payee. The trustee will be designated as our initial paying agent.

       We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

       All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period of:

•	10 business days prior to the date the money would be turned over to the applicable state; or

•	at the end of two years after such payment was due

•	will be repaid to us. Thereafter, the holder may look only to Solectron for such payment.

Consolidation, Merger and Sale of Assets

       We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor assumes Solectron’s obligations on the debt securities and under the indentures;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Special Covenants Applicable to Issuance of Debt Securities to Our Trust

       Unless otherwise disclosed in a prospectus supplement, if we issue debt securities to the trust or a trustee of such trust in connection with the issuance of trust preferred securities of such trust, for so long as such trust preferred securities remain outstanding, we will:

•	maintain 100 percent direct or indirect ownership of the common securities of such trust; provided, however, that any permitted successor of ours under the relevant indenture may succeed to our ownership of such common securities;

•	use our reasonable efforts to cause such trust:

•	to remain a statutory business trust, except in connection with the distribution of debt securities, the redemption of all of such trust preferred securities of such trust, or certain mergers, consolidations or amalgamations, each as permitted by the declaration of such trust; and

•	to otherwise continue not to be treated as an association taxable as a corporation or partnership for United States federal income tax purposes; and

•	to use our reasonable efforts to cause each holder of trust preferred securities to be treated as owning an individual beneficial interest in the debt securities.

Events of Default

       Each indenture defines an event of default with respect to any series of debt securities issued under the indenture as one or more of the following events:

(1) failure to pay principal of or any premium on any debt security of that series when due;

(2) failure to pay any interest on any debt security of that series for 30 days when due;

(3) failure to deposit any sinking fund payment in respect of any debt securities of that series when due;

(4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture;

(5) our bankruptcy, insolvency or reorganization; and

(6) any other event of default specified in the prospectus supplement.

       An event of default for one series of debt securities is not necessarily an event of default for any other series of debt securities.

       In addition, unless otherwise disclosed in a prospectus supplement, with respect to any of our debt securities issued to our trust in consideration of the proceeds of trust preferred securities issued by our trust, the following will also be events of default:

•	the voluntary or involuntary dissolution, winding up or termination of such trust, except in connection with the distribution of debt securities to the holders of guaranteed trust preferred securities in liquidation of such trust, the redemption of all of the guaranteed trust preferred securities of such trust or certain mergers, consolidations or amalgamations, each as permitted by the declaration of such trust.

       If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or if any debt securities of that Series Are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement), together with accrued and unpaid interest, if any, thereon, to be due and payable immediately.

       If an event of default described in clause (5) above shall occur and be continuing with respect to the debt securities of any series, the principal amount of all the debt securities of that series (or if any debt securities of that Series Are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement), together with accrued and unpaid interest, if any, thereon, will automatically become immediately due and payable.

       After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount or interest, have been cured or waived.

       Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or interest exercising any trust or power conferred on the trustee.

       A holder of debt securities of any series will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

       Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in (1) through (3) above.

       We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

       Solectron and the trustee may make modifications and amendments to an indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series of debt securities affected by the modification or amendment.

       However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;

•	reduce the principal, premium, if any, or interest on any debt security or any amount payable upon redemption or repurchase, whether at our option or the option of any holder, or reduce the amount of any sinking fund payments;

•	reduce the amount of an original issue discount security or any other debt security payable on acceleration of maturity;

•	change the place of payment or the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date or to enforce any right to convert debt securities;

•	if subordinated debt securities or junior subordinated debt securities, modify the subordination provisions in a manner adverse to any holder;

•	adversely affect the right to convert any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series the consent of whose holders is required for any amendment, modification or waiver under the indenture.

Satisfaction and Discharge; Defeasance

       We may be discharged from our obligations, subject to limited exceptions, on the debt securities of any series that have matured or will mature or are redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. If we are discharged from our obligations on any series of subordinated debt securities or junior subordinated debt securities as described in this paragraph, the subordination provisions of the related indenture will no longer be applicable with respect to that series of debt securities.

       Each indenture contains a provision that permits us to elect:

•	to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

•	to be released from our obligations with respect to any series of debt securities then outstanding under the following covenants and from the consequences of an event of default resulting from a breach of these covenants; we refer to this as “covenant defeasance”:

(1) the limitations on sale and leaseback transactions under the senior indenture;

(2) the limitations on secured debt under the senior indenture;

(3) covenants as to payment of taxes and maintenance of properties; and

(4) covenants as to merger, consolidation and transfer of assets.

       To make either of the above elections with respect to a series of debt securities, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities of that series. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we satisfy the conditions applicable to either of the above elections with respect to any series of subordinated debt securities or junior subordinated debt securities, the subordination provisions applicable to the debt securities of that series will no longer be applicable.

       If we effect covenant defeasance with respect to any series of debt securities and those debt securities are declared due and payable because of the occurrence of an event of default (other than an event of default resulting from a breach of the covenants from which we have been released as a result of that covenant defeasance), the amount of moneys and/or U.S. government obligations deposited to effect that release may not be sufficient to pay amounts due on the debt securities of that Series At the time of any acceleration resulting from that event of default. However, we would remain liable to make payments of those amounts due at the time of acceleration.

Notices

       Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

       The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

Regarding the Trustee

       The indentures limit the right of the trustee, should it become a creditor of Solectron, to obtain payment of claims or secure its claims.

       The trustee is permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

Senior Debt Securities

       The senior debt securities will be unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated debt.

     Covenants in the Senior Indenture

       Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the sum of the following amounts would not exceed 10% of our consolidated net tangible assets:

•	the total amount of all secured debt that the senior debt securities are not secured equally and ratably with; and

•	the attributable debt in respect of sale and leaseback transactions entered into after the date of the issuance of the debt securities.

       We do include in the above calculation any sale and leaseback transactions described under clause (2) of “Limitation on Sale and Leaseback Transactions” below or any sale and leaseback transactions of principal property on which we or our restricted subsidiary would be able to incur secured debt on the principal property in an amount at least equal to the attributable debt with respect to mortgages permitted under the definition of secured debt.

       Limitations on Sale and Lease-back Transactions. Neither we nor any restricted subsidiary will enter into any lease longer than three years covering any principal property of ours or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

(1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to “Limitation on Liens” described above; or

(2) an amount equal to the greater of the following amounts is applied within 180 days to the retirement of our or any restricted subsidiary’s long-term debt or the purchase or development of comparable property:

(a) the net proceeds from the sale;

(b) the fair market value of the property at the time of the sale; or

(c) the attributable debt with respect to the sale and leaseback transaction.

Definitions

       “attributable debt” with regard to a sale and leaseback transaction means the lesser of:

(1) the fair market value of such property as determined in good faith by our board of directors; or

(2) discounted present value of all net rentals under the lease.

       “consolidated net tangible assets” means the total amount of assets, less reserves and other deductible items, after deducting:

•	all current liabilities;

•	all current maturities of debt having more than a 12 month maturity;

•	all capital lease obligations;

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, other than capitalized unamortized product development costs; and

•	adjustments on account of minority interests of other persons holding stock of our subsidiaries.

       “mortgage” means a mortgage, security interest, pledge, lien, charge or other encumbrance.

       “principal property” means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of 1% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

       “restricted subsidiary” means any subsidiary that owns any principal property. “Restricted subsidiary” does not include:

•	any subsidiary primarily engaged in financing receivables or in the finance business; or

•	any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

       “secured debt” means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

•	mortgages on property, shares of stock or indebtedness or other assets of a corporation at the time it becomes a restricted subsidiary;

•	mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by Solectron or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt incurred within 180 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of commercial operation of the property;

•	mortgages to secure indebtedness owing to Solectron or to a restricted subsidiary;

•	mortgages existing at the date of the senior indenture;

•	mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary;

•	mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary;

•	mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States; or

•	mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

       “subsidiary” means:

•	any corporation of which more than 66 2/3% is owned by us and/or by one or more or our other subsidiaries; and

•	any partnership of which more than 66 2/3% of the equity capital or profit interest is owned by us or by one or more of our other subsidiaries.

Subordinated Debt Securities

       The following provisions will be applicable with respect to each series of subordinated debt securities, unless otherwise stated in the prospectus supplement relating to that series of subordinated debt securities.

       The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities.

       Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

       In the event of any acceleration of the subordinated debt securities of any Series Because of an event of default with respect to the subordinated debt securities of that series, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

       We are required promptly to notify holders of senior indebtedness if payment of the subordinated debt securities of any series is accelerated because of an event of default with respect to the subordinated debt securities of that series.

       We may also not make payment on the subordinated debt securities of any series if:

•	a default in the payment of designated senior indebtedness occurs and is continuing; we refer to this as a “payment default”; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture; we refer to this as a “nonpayment default”.

       We may and shall resume payments on the subordinated debt securities:

•	in case of a payment default, when the default is cured or waived; and

•	in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

       No new payment blockage period may start unless:

•	365 days have elapsed from the effectiveness of the prior payment blockage notice; and

•	all scheduled payments on the subordinated debt securities have been paid in full.

       No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

       As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

       If the trustee or any holder receives any payment that should not have been made to them under the subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

Definitions

       “designated senior indebtedness” means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is “designated senior indebtedness.”

       “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities for:

•	borrowed money, including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

•	evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5);

(7) any of our indebtedness or other obligations of the trust described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8) any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to any indebtedness, obligation or liability of the kind described in any one or more of clauses (1) through (7).

       “senior indebtedness” or “senior debt” means, with respect to the subordinated debt securities, the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, rent and all fees, costs, expenses and other amounts owed on or in respect of our indebtedness, whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed by us (including all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to, the foregoing) (including, without limitation, our outstanding 7 3/8% Senior Notes due 2006 and our outstanding Liquid Yield Option Notes (Zero Coupon-Senior) due 2019, May 2020 and November 2020); except that senior indebtedness shall not include:

•	any indebtedness that expressly provides it shall not be senior in right of payment to the subordinated debt securities or expressly provides that such indebtedness is pari passu or in right of payment with or junior or subordinated in right of payment to the subordinated debt securities;

•	indebtedness to any of our subsidiaries;

•	any obligation owing on or with respect to our junior subordinated debt securities;

•	trade accounts payable or other current liabilities incurred in the ordinary course of business;

•	indebtedness or other amounts owed by us for compensation to employees or for services rendered to us; and

•	any liability for federal, state, local, foreign or other taxes owed or owing by us.

Junior Subordinated Debt Securities

       The following provisions will be applicable with respect to each series of junior subordinated debt securities unless otherwise stated in the prospectus supplement relating to those junior subordinated debt securities.

       The indebtedness evidenced by the junior subordinated debt securities is subordinated to the extent provided in the junior subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities and any subordinated debt securities.

       Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the junior subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

       In the event of any acceleration of the junior subordinated debt securities of any Series Because of an event of default with respect to the subordinated debt securities of that series, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of junior subordinated debt securities are entitled to receive any payment or distribution.

       We are required to promptly notify holders of senior indebtedness if payment of the junior subordinated debt securities is accelerated because of an event of default with respect to the subordinated debt securities of that series.

       We may also not make payment on the junior subordinated debt securities of any series if:

•	a default in the payment of designated senior indebtedness occurs and is continuing; we refer to this as a “payment default”; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture; we refer to this as a “nonpayment default”.

       We may and shall resume payments on the junior subordinated debt securities:

•	in case of a payment default, when the default is cured or waived; and

•	in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

       No new payment blockage period may start unless:

•	365 days have elapsed from the effectiveness of the prior payment blockage notice; and

•	all scheduled payments on the subordinated debt securities have been paid in full.

       No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

       As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the junior subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the junior subordinated indenture.

       If the trustee or any holder receives any payment that should not have been made to them under the subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

Definitions

       “designated senior indebtedness” means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is “designated senior indebtedness” or any subordinated indebtedness.

       “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities for:

•	borrowed money, including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

•	evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5);

(7) any of our indebtedness or other obligations of the trust described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8) any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to any indebtedness, obligation or liability of the kind described in any one or more of clauses (1) through (7).

       “senior indebtedness” means, with respect to the subordinated debt securities, the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, rent and all fees, costs, expenses and other amounts owed on or in respect of our indebtedness, whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed by us (including all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to, the foregoing) (including, without limitation, our outstanding 7 3/8% Senior Notes due 2006 and our outstanding Liquid Yield Option Notes (Zero Coupon-Senior) due 2019, May 2020 and November 2020); except that senior indebtedness shall not include:

•	any indebtedness that expressly provides it shall not be senior in right of payment to the junior subordinated debt securities or expressly provides that such indebtedness is pari passu or in right of payment with or junior or subordinated in right of payment to the junior subordinated debt securities;

•	indebtedness to any of our subsidiaries;

•	trade accounts payable or other current liabilities incurred in the ordinary course of business;

•	indebtedness or other amounts owed by us for compensation to employees or for services rendered to us; and

•	any liability for federal, state, local, foreign or other taxes owed or owing by us.

Subsequent Distribution to Holders of Trust Securities

       If we issue debt securities to the trust in connection with the issuance of trust preferred and trust common securities by the trust, those debt securities subsequently may be distributed to the holders of the trust preferred and trust common securities either:

•	upon the dissolution of the trust; or

•	upon the occurrence of events that we will describe in the prospectus supplement.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

       The terms of the trust preferred securities will include those stated in the declaration of trust (as it may be amended and restated from time to time) and those made a part of that declaration by the Trust Indenture Act of 1939. For a complete description of the trust preferred securities, we encourage you to read the applicable prospectus supplement and the amended and restated declaration of trust, a form of which will be filed with the SEC. The summary of selected provisions of the trust preferred securities and the amended and restated declaration of trust appearing below and in the applicable prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all of the provisions of the trust preferred securities and the amended and restated declaration of trust, which provisions are incorporated by reference in this prospectus. We urge you to read the amended and restated declaration of trust, which is available as described under “Where You Can Find More Information.”

       The following description sets forth selected general terms and provisions of the trust preferred securities and the amended and restated declaration of trust. Other specific terms of the trust preferred securities and the amended and restated declaration of trust may be described in a prospectus supplement. If any particular terms of the trust preferred securities or the amended and restated declaration of trust described in the prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement.

       The prospectus supplement relating to trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following, whether denominated in foreign, or, U.S. currency or any combination thereof:

•	the designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate and the method for determining such rate and any conditions upon which distributions are payable, the distribution payment dates, the record dates for distribution payments, the additional amounts, if any, that may be payable with respect to the trust preferred securities;

•	whether distributions will be cumulative and, if so, the dates from which distributions will be cumulative;

•	the amounts that will be paid out of the assets of the trust, after the satisfaction of liabilities to creditors of the trust, to the holders of trust preferred securities upon liquidation or dissolution;

•	any repurchase or redemption provisions;

•	any preference or subordination rights upon a default or liquidation of the trust;

•	any voting rights of the trust preferred securities in addition to those, if any, required by law;

•	terms for any conversion or exchange of the trust preferred securities into other securities or property or conditions upon which assets of the trust would be distributed to holders;

•	any rights to defer distributions on the trust preferred securities by extending the interest payment period on the related debt securities;

•	if applicable, the exchange listing;

•	whether the trust preferred securities will be issuable in the form of global securities; and

•	any other relevant terms, rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

       The regular trustees, on behalf of the trust and pursuant to the declaration of trust, will issue one class of trust preferred securities and one class of trust common securities. Unless otherwise stated in the applicable prospectus supplement, all of the trust common securities will be owned, directly or indirectly, by Solectron Corporation. The trust securities will represent undivided beneficial ownership interests in the assets of the trust. The amended and restated declaration of trust will authorize its regular trustee to issue on its behalf one series of common securities having terms including distributions, redemption, voting, liquidation rights or restrictions as shall be set forth in the amended and restated declaration. The terms of the common securities issued by the trust will be substantially identical to the terms of its trust preferred securities and the common securities will rank equally, and payments will be made thereon pro rata, with the trust preferred securities except that, upon an event of default under the amended and restated declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust’s preferred securities. Except in certain limited circumstances, the common securities will also carry the right to vote to appoint, remove or replace any of the trust’s trustees.

       Enforcement of Certain Rights by Holders of Trust Preferred Securities If an event of default under the amended and restated declaration of the trust occurs and is continuing, then the holders of its trust preferred securities would have to rely on the Delaware trustee enforcing against us its rights as a holder of the debt securities. In addition, the holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Delaware trustee or to direct the exercise of any trust or power conferred upon the Delaware trustee under the applicable declaration, including the right to direct the Delaware trustee to exercise the remedies available to it as a holder of the debt securities. If the Delaware trustee fails to enforce its rights under the debt securities, a holder of trust preferred securities may not institute a legal proceeding directly against us to enforce the Delaware trustee’s rights under the applicable series of debt securities. Notwithstanding the foregoing, if an event of default under the applicable amended and restated declaration has occurred and is continuing and that event is attributable to our failure to pay interest or principal on the applicable series of debt securities when due, then a holder of trust preferred securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the applicable series of debt securities having a principal amount equal to the aggregate liquidation amount of such holder’s trust preferred securities on or after the respective due date for the applicable series of debt securities. In connection with such a direct action brought by a holder, we will be subrogated to the rights of such holder of trust preferred securities under the applicable amended and restated declaration to the extent of any payment made by us to such holder of preferred securities in such direct action.

       Except as described in the applicable prospectus supplement, the trust preferred securities will rank equally in right of payment and upon liquidation of the trust, and payments will be made thereon proportionately, with the trust common securities. The trust will use the proceeds from the issuance of its trust securities to purchase debt securities of Solectron. The property trustee of the trust will hold the debt securities in trust for the benefit of the holders of the trust securities. We will execute a guarantee agreement for the benefit of the holders of the trust preferred securities. The guarantee will not guarantee the payment of distributions on the trust preferred securities or any amounts payable on redemption or liquidation of the trust preferred securities to the extent the trust does not have funds on hand available to make such payments. Accordingly, the ability of the trust to make distributions and other payments on the trust preferred securities will depend upon the trust’s receipt of interest and other payments made by Solectron Corporation on the debt securities purchased by the trust. If we do not make a required payment on the debt securities purchased by the trust, then the trust will not have sufficient funds to make the related distributions or other payments on the trust preferred securities.

       In the prospectus supplement we will also describe certain material United States federal income tax consequences and special considerations applicable to the trust preferred securities.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE

       Solectron will guarantee payments on the trust preferred securities as described in this section pursuant to a preferred securities guarantee agreement. The preferred securities guarantee agreement will be qualified as an indenture under the Trust Indenture Act. For a complete description of the trust preferred securities guarantees, we encourage you to read the prospectus supplement and the form of preferred securities guarantee agreement, which form will be filed with the SEC. The summary of selected provisions of the trust preferred securities guarantee and the preferred securities guarantee agreement appearing below and in any prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all of the provisions of the preferred securities guarantee agreement, which provisions are incorporated by reference in this prospectus. We urge you to read the form of preferred securities guarantee agreement, which is available as described under “Where You Can Find More Information.”

       The following description sets forth selected general terms and provisions of the trust preferred securities guarantee and the preferred securities guarantee agreement. Other specific terms of the trust preferred securities guarantee and the preferred securities guarantee agreement may be described in the applicable prospectus supplement. If any particular terms of the trust preferred securities guarantee or the preferred securities guaranty agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement.

       In this description of the trust preferred securities guarantee, the words “Solectron,” “we,” “us” or “our” and similar references refer only to Solectron Corporation and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

       First Union Trust Company, as property trustee, will hold the guarantee for the benefit of the holders of trust preferred securities.

       We will agree to pay to the holders of trust preferred securities the following amounts to the extent not paid by the trust:

•	any accumulated, if applicable, and unpaid distributions and any additional amounts with respect to the trust preferred securities and any redemption price for trust preferred securities called for redemption by the trust, if and only to the extent that the trust has funds available to make those payments; and

•	payments upon the dissolution of the trust equal to the lesser of:

•	the liquidation amount plus all accumulated, if applicable, and unpaid distributions and additional amounts, if any, on the trust preferred securities, if any, to the extent the trust has funds available to make those payments; and

•	the amount of assets of the trust remaining legally available for distribution to the holders of trust preferred securities in liquidation of the trust.

       We will fix the redemption price and the liquidation amount and any additional amounts at the time the trust preferred securities are issued.

       We will not be required to make these liquidation payments if:

•	the trust distributes the debt securities to the holders of trust preferred securities in exchange for their trust preferred securities; or

•	the trust redeems the trust preferred securities in full upon the maturity or redemption of the debt securities; or

•	if applicable, all of the trust preferred securities are converted into or exchanged for other securities.

       We may satisfy our obligation to make a guarantee payment either by making payment directly to the holders of trust preferred securities or to the property trustee for remittance to the holders or by causing the applicable trust to make the payment to them.

       A GUARANTEE IS A GUARANTEE FROM THE TIME OF ISSUANCE OF THE TRUST PREFERRED SECURITIES. THE GUARANTEE ONLY COVERS, HOWEVER, DISTRIBUTIONS AND OTHER PAYMENTS ON TRUST PREFERRED SECURITIES IF AND TO THE EXTENT THAT WE HAVE MADE CORRESPONDING PAYMENTS ON THE DEBT SECURITIES TO THE PROPERTY TRUSTEE. IF SOLECTRON DOES NOT MAKE THOSE CORRESPONDING PAY-

MENTS ON THE DEBT SECURITIES, THE TRUST WILL NOT HAVE FUNDS AVAILABLE FOR PAYMENTS AND WE WILL HAVE NO OBLIGATION TO MAKE A GUARANTEE PAYMENT.

       Our obligations under the declaration of trust for the trust, the guarantee, the debt securities and the associated indenture taken together will provide a full and unconditional guarantee of payments due on the trust preferred securities as described herein and we will describe in greater specificity, in a prospectus supplement.

       Our obligations under the trust preferred securities guarantee may be our unsecured and unsubordinated obligations or our unsecured subordinated obligations. In the case of subordinated obligations, those obligations may be subordinated or junior subordinated obligations or may have such other relative ranking as is described in the applicable prospectus supplement.

       We will also separately guarantee the obligations of the trust with respect to its trust common securities to the same extent as the trust preferred securities guarantee, except that, in some cases, holders of the trust preferred securities will have priority over holders of the trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

       The trust preferred securities guarantee will be an obligation exclusively of Solectron. Solectron is a holding company, substantially all of whose consolidated assets are held by its subsidiaries. Accordingly, the cash flow of Solectron and its consequent ability to service its debt and to pay amounts due in respect of its other obligations, including the trust preferred securities guarantee, will be dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Solectron. In addition, because Solectron is a holding company, the trust preferred securities guarantee will be effectively subordinated to all existing and future liabilities and preferred stock of its subsidiaries. See “Risk Factors — Holding Company Structure.”

       Selected covenants of Solectron which will be included in the preferred securities guarantee agreement will be described in the applicable prospectus supplement.

Amendments and Assignment

       We and the property trustee may amend the preferred securities guarantee agreement without the consent of any holder of trust preferred securities if the amendment does not adversely affect the rights of the holders in any material respect. In all other cases, we and the property trustee may amend the preferred securities guarantee agreement only with the prior approval of the holders of at least a majority of outstanding trust preferred securities issued by the trust.

       We may assign our obligations under the guarantees only to the surviving or transferee entity in connection with a consolidation, merger or asset sale involving us permitted under the indenture governing the debt securities held by the trust.

Termination of the Guarantee

       The trust preferred securities guarantee will terminate upon:

•	full payment of the redemption price of, plus accumulated and unpaid distributions on, all trust preferred securities of the trust;

•	distribution of the related debt securities to the holders of the trust preferred securities or, if applicable, conversion or exchange of all of the outstanding trust preferred securities into our common stock or other securities; or

•	full payment of the amounts payable upon liquidation of the trust.

       The trust preferred securities guarantee will, however, continue to be effective or will be reinstated if any holder of trust preferred securities must repay any amounts paid on those trust preferred securities or under the trust preferred securities guarantee.

Enforcement of the Guarantee

       Our obligations under a guarantee may be unsecured and effectively junior to all debt and preferred stock of our subsidiaries. BY YOUR ACCEPTANCE OF THE TRUST PREFERRED SECURITIES, YOU AGREE TO ANY SUBORDINATION PROVISIONS AND OTHER TERMS OF THE RELATED GUARANTEE. We will specify in a prospectus supplement the ranking of each guarantee with respect to our capital stock and other liabilities, including other guarantees.

       The property trustee will have the right to enforce the guarantee on your behalf. In most cases, the holders of a majority of outstanding trust preferred securities issued by the trust will have the right to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the property trustee; or

•	exercising any trust or other power conferred upon that property trustee under the guarantee.

       The trust preferred securities guarantee will constitute a guarantee of payment and not merely of collection. This means that the property trustee may institute a legal proceeding directly against us to enforce the payment rights under the guarantee without first instituting a legal proceeding against any other person or entity.

       If the property trustee fails to enforce the guarantee or we fail to make any of our payments or other obligations under the guarantee, you may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the trust, the property trustee or any other person or entity.

Periodic Reports Under Guarantee

       We will be required to provide annually to the property trustee a statement as to our performance of our obligations and our compliance with all conditions under the guarantee.

Duties of Property Trustee

       The property trustee normally will perform only those duties specifically set forth in the preferred securities guarantee agreement. If a default occurs under the preferred securities guarantee agreement, the property trustee will be required to use the same degree of care and skill in the exercise of its powers under the guarantee as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. The property trustee is under no obligation to exercise any of its rights or powers under the preferred securities guarantee agreement at the request or direction of holders of trust preferred securities unless it is offered security and indemnity satisfactory to it.

Governing Law

       New York law will govern the preferred securities guarantee agreement and the trust preferred securities guarantee.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE DEBT SECURITIES

AND THE TRUST PREFERRED SECURITIES GUARANTEE

       To the extent set forth in the trust preferred securities guarantee and if the trust has funds available to make payments, we will irrevocably guarantee the payment of distributions and other amounts due on the trust preferred securities. If and to the extent we do not make payments on the debt securities held by the trust, the trust will not have sufficient funds to pay distributions or other amounts due on the trust preferred securities. The trust preferred securities guarantee does not cover any payment of distributions or other amounts due on the trust preferred securities unless the trust has sufficient funds for the payment of such distributions or other amounts. In such event, a holder of trust preferred securities may institute a legal proceeding directly against us to enforce payment of such distributions or other amounts to such holder after the respective due dates. We believe there is provided a full and unconditional guarantee on payments of distributions and other amounts due on the trust preferred securities, by virtue of our obligations under the declaration of trust for the trust, the debt securities held by the trust, the indenture and the guarantee taken together as described herein. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes what we mean by such guarantee. It is only the combined operation of these documents that we refer to when we say there is provided a full and unconditional guarantee of the trust’s obligations under the trust preferred securities. If any particular terms of the trust preferred securities, the declaration of trust, the debt securities held by the trust, the indenture or the guarantee described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superceded by that prospectus supplement.

Sufficiency of Payments

       As long as payments of interest and other amounts are made when due on the debt securities held by the trust, such payments will be sufficient to cover distributions and payments due on the trust securities because of the following factors:

•	the aggregate principal amount of the debt securities will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

•	the interest rate and the interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the trust securities;

•	we, as issuer of the debt securities, will pay, and the trust will not be obligated to pay, directly or indirectly, any costs, expenses, debts and obligations of the trust (other than with respect to the trust securities); and

•	the declaration of trust further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

       Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have already made, or are concurrently on the date of such payment making, a related payment under the guarantee.

Enforcement Rights of Holders of Trust Preferred Securities

       The amended and restated declaration of trust, when executed, will provide that if we fail to make interest or other payments on the debt securities when due (taking account of any extension period), the holders of the trust preferred securities may direct the property trustee to enforce its rights under the applicable indenture. If the property trustee fails to enforce its rights under the indenture in respect of an event of default under the indenture, any holder of record of trust preferred securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee’s rights under the indenture without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, if an event of default under the declaration of trust has occurred and is continuing and such event is attributable to our failure to pay interest, premium or principal on the debt securities on the date such interest, premium or principal is otherwise payable, then a holder of trust preferred securities may institute a direct action against us for payment of such holder’s pro rata share. If a holder brings such a direct action, we will be entitled to that holder’s rights under the applicable declaration of trust to the extent of any payment made by us to that holder.

       If we fail to make payments under the guarantee, a holder of trust preferred securities may institute a proceeding directly against us for enforcement of the guarantee for such payments.

Limited Purpose of Trust

       The trust preferred securities evidence undivided beneficial ownership interests in the assets of the trust, and the trust exists for the sole purpose of issuing and selling the trust securities and using the proceeds to purchase our debt securities. A principal difference between the rights of a holder of trust preferred securities and a holder of debt securities is that a holder of debt securities is entitled to receive from us the principal amount of and interest accrued on the debt securities held, while a holder of trust preferred securities is entitled to receive distributions and other payments from the trust (or from us under the guarantee) only if and to the extent the trust has funds available for the payment of such distributions and other payments.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

       We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as “stock purchase contracts.” The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities, debt obligations of third parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or stock purchase units, as the case may be, or vice versa, and such payments may be unsecured or prefunded on some basis.

       The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. This description is not complete and the description in the prospectus supplement will not necessarily be complete, and reference is made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. If any particular terms of the stock purchase contracts or stock purchase units described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by that prospectus supplement. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

       As of the date of this prospectus, our authorized capital stock consists of 1,601,200,000 shares. Those shares consist of (1) 1,600,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of August 15, 2001, there were approximately 657,570,651 shares of common stock issued and outstanding.

Preferred Stock

       The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

       As of August 28, 2001, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more Series and to fix the following terms of the preferred stock:

•	designations, powers, preferences, privileges;

•	relative participating, optional or special rights; and

•	the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

       Any or all of these rights may be greater than the rights of the common stock.

       The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

       The prospectus supplement will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron’s affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

       Preferred stock will be fully paid and nonassessable upon issuance.

Common Stock

       Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

       All outstanding shares of common stock are fully paid and nonassessable.

       Our common stock is listed on the New York Stock Exchange under the symbol “SLR.” The transfer agent and registrar for the common stock is Fleet National Bank N.A.

Delaware General Corporation Law Section 203

       We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

       The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status;

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the “voting stock”) that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation; or

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

(3) if on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

DESCRIPTION OF OUR WARRANTS

       This section describes the general terms and provisions of our securities warrants. The applicable prospectus supplement will describe the specific terms of the securities warrants offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those securities warrants. If any particular terms of the securities warrants described in the prospectus supplement differ from any of the terms described below, then the terms described below will be deemed superceded by that prospectus supplement.

       We may issue securities warrants for the purchase of our debt securities, preferred stock, our common stock or trust preferred securities of the trust. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of securities warrants will be issued under a separate warrant agreement that we will enter into with State Street Bank and Trust Company N.A., or another bank or trust company, as warrant agent, as detailed in the applicable prospectus supplement. The warrant agent will act solely as our agent of in connection with the securities warrants and will not assume any obligation, or agency or trust relationship, with you. The forms of securities warrant agreements, including the forms of warrant certificates, will be filed with the SEC in connection with the offering of warrants. You should refer to the provisions of the securities warrant agreements for more specific information.

       The prospectus supplement relating to a particular issue of securities warrants will describe the terms of those securities warrants, including, where applicable:

•	the exercise price for our debt securities, the amount of debt securities you will receive upon exercise, and a description of that series of debt securities;

•	the exercise price for shares of our preferred stock, the number of shares of preferred stock you will receive upon exercise, and a description of that series of our preferred stock;

•	the exercise price for shares of our common stock and the number of shares of common stock you will receive upon exercise;

•	the expiration date;

•	U.S. federal income tax consequences; and

•	any other terms of the securities warrants.

       After your warrants expire they will become void. The prospectus supplement will describe how you may exercise your securities warrants. You must exercise warrants for our preferred stock or our common stock through payment in U.S. dollars. All securities warrants will be issued in registered form. The prospectus supplement may provide for the adjustment of the exercise price of the securities warrants.

       Until you exercise your warrants to purchase our debt securities, preferred stock, or common stock, you will not have any rights as a holder of our debt securities, preferred stock, or common stock, as the case may be, by virtue of your ownership of warrants.

PLAN OF DISTRIBUTION

       We and the trust may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

       We and the trust may sell the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

       We and the trust will describe the method of distribution of the securities in the prospectus supplement.

       Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

       We and the trust may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

       All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

       Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

       The validity of the issuance of Solectron’s securities offered by this prospectus will be passed upon for Solectron by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the issuance of securities by the trust will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel.

EXPERTS

       The consolidated financial statements and schedules of Solectron Corporation as of August 31, 2000 and 1999, and for each of the years in the three-year period ended August 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

       The Commission allows us to “incorporate by reference” certain information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference which is superseded by information contained in this prospectus, any prospectus supplement or any document that we subsequently filed with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently filed with the Commission that also is incorporated or deemed to be incorporated by reference or any statement in the accompanying prospectus supplement modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

•	Annual Report on Form 10-K for the fiscal year ended August 25, 2000.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 1, 2000.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 2, 2001.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 1, 2001.

•	Definitive Proxy Statement for the Annual Meeting of Stockholders held on January 18, 2001, filed December 11, 2000.

•	Current Report on Form 8-K, filed September 6, 2000.

•	Current Report on Form 8-K, filed November 7, 2000.

•	Current Report on Form 8-K, filed November 21, 2000.

•	Current Report on Form 8-K, filed December 22, 2000.

•	Current Report on Form 8-K, filed January 3, 2001.

•	Current Report on Form 8-K, filed January 10, 2001.

•	Current Report on Form 8-K/ A, filed March 20, 2001.

•	Current Report on Form 8-K, filed May 2, 2001.

•	Current Report on Form 8-K, filed July 3, 2001.

•	Current Report on Form 8-K, filed August 14, 2001.

•	Current Report on Form 8-K/ A, filed August 17, 2001.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

•	The description of our Preferred Stock Rights Agreement contained in our Registration Statement on Form 8-A filed with the Commission on July 13, 2001, and any amendment or report filed for the purpose of updating such description.

       You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Kiran Patel Chief Financial Officer Solectron Corporation 777 Gibraltar Drive Milpitas, California 95035 (408) 957-8500

       You should rely only on the information incorporated by reference or provided in this prospectus and any relevant prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of any security in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of those documents.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

17,109,948 Shares

Solectron Corporation

Common Stock

Goldman, Sachs & Co.